Sit Investment Associates, Inc.

Dividend Growth Fund

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Sit Investment Associates, Inc.
Sit Dividend Growth Fund
August 18, 2015

Outline

I. Sit Investment Associates, Inc.

Competitive Strengths

- We are a global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal.
- Senior, experienced investment professionals are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private.
- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions.
- With $14.0 billion in assets under management, we have the resources of a large firm working for the benefit of our clients, but also the culture of a small, entrepreneurial organization.
- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets.
- We have achieved very competitive risk-adjusted investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 35 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Total Assets Under Management
As of June 30, 2015: $14.0 Billion

- Equity $4.8 Billion
- Fixed Income $9.2 Billion
- Institutional Separate Accounts $11.2 Billion
- Sit Mutual Funds $2.8 Billion

History

1981
- Sit Investment Associates founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

1994
- Small capitalization domestic growth product introduced

2004
- Dividend growth product introduced

2006
- Global Dividend growth product introduced

2008
- Custom Alpha Alternative Fixed Income strategies introduced

2015
- Small Cap Dividend growth product introduced

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit
Kent L. Johnson
Ronald D. Sit
David A. Brown
Denise A. Anderson
John M. Bernstein
Joseph R. Eshoo
Michael T. Manns
Tasha M. Murdoff
Mark A. Pepper

Raymond E. Sit
Robert W. Sit
Michael J. Stellmacher
Stacey M. Curme
Ningning Tang
Bradley W. Meyer
Lee J. Feltman
Nicholas D. Tich
Samuel K. V. Krawczyk
Eric M. Manthe

Fixed Income Management

Michael C. Brilley
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Ersfeld
Michael J. Reich
Kevin P. O'Brien
Peter A. Ellingboe
Michael C. Hubbard
Jason B. Miller
Chuck D. Officer
Andrew J. Tich

Biographies of Key People



Roger J. Sit
CEO and Global Chief Investment Officer
24 years investment experience

1998 - Present Sit Investment Associates, Inc.
1991 - 1998 Goldman Sachs & Co., Vice President
1984 - 1990 Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Kent L. Johnson, CFA
Senior Vice President, Research and Investment Mgmt.
Sectors: Financials and Capital Goods
22 years investment experience

1989 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)

klj@sitinvest.com



Michael J. Stellmacher, CFA
Vice President, Research and Investment Management
Sectors: Energy and Materials
23 years investment experience

2001 - Present Sit Investment Associates, Inc.
1987 - 2000 The Pillsbury Company, Mgr. Benefits Invest.
1984 - 1987 Tri/Valley Growers, Mgr. - Econ. Research
1979 - 1983 U.S. Department of Agriculture, Economist

University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin, BS (1977)

mjs@sitinvest.com



David A. Brown, CFA
Vice President, Research and Investment Management, and Director of Client Services
Sectors: Consumer and Accounting
20 years investment experience

1997 - Present Sit Investment Associates, Inc.
1986 - 1997 KPMG Peat Marwick LLP, Director, Financial Services - Corp. Finance Practice

University of North Dakota, BBA (1986)

dab@sitinvest.com

Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Joseph R. Eshoo
- Telecommunicatons
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Storage Hardware
  - Computer Systems
  - Contract Manufacturing

Michael T. Manns
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Mark A. Pepper
- Europe
- Generalist

Raymond E. Sit
- Asia ex Japan
  - Southeast Asia
  - Greater China
  - North Asia
- Africa
- Middle East
- Latin America

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Stacey M. Curme
- Equity Trading
- Generalist

Ningning Tang, CFA
- Asia ex Japan
  - Greater China

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Lee J. Feltman
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Samuel K. V. Krawczyk
- Generalist

Eric M. Manthe
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline

Sit Investment Associates, Inc.

Total Years Investment Experience 343 Years

Average Years Investment Experience 17.2 Years

Equity Professionals

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	24	17
Kent L. Johnson, CFA	22	25
Ronald D. Sit, CFA	30	30
David A. Brown, CFA	20	17
Denise A. Anderson, Ph.D.	17	6
John M. Bernstein	22	19
Joseph R. Eshoo	20	6
Michael T. Manns	28	0
Tasha M. Murdoff	15	19
Mark A. Pepper	16	11
Raymond E. Sit	23	23
Robert W. Sit, CFA	23	23
Michael J. Stellmacher, CFA	23	13
Stacey M. Curme	18	22
Ningning Tang, CFA	11	7
Bradley W. Meyer	12	13
Lee J. Feltman	7	7
Nicholas D. Tich	7	9
Samuel K. V. Krawczyk	0	0
Eric M. Manthe	3	10

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- World Class or Regional Dominance
- Distinctive Product or Services
- Proactive Managements
- Healthy Financials
- Attractive Valuations

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Growth Portfolios

What Do We Look For?

➢ The fundamental process is the same as in traditional Sit Growth Portfolios. We look for:

- Growing earnings;
- Stable-to-improving margins;
- Global opportunities;
- A sustainable competitive advantage; and
- Experienced management

➢ But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:

- Consistency of earnings, cash flow generation
- Emphasis on balance sheet strength, includes low debt and strong cash flow;
- Shareholder "friendly" management teams committed to returning excess capital to shareholders; and
- High current dividend yield or potential for significant dividend increases over time.

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.2% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 4.4% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 8.8% *
10,000
1,000
100
10
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11 '13

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

	December 1973 to June 2015		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%** **	15.8%	18.4%	-2.6%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%** **	13.9%	10.5%	3.4%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.
** Average annualized Q/Q US real GDP growth during the period = 2.9%.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Dividends are an Important Driver of Long-Term Returns

S&P 500



3,000
2,000
1,000
-
S&P 500 Total Return
S&P 500 Price Return
2,537
1,234
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11
12/14

Kimberly-Clark



6,000
5,000
4,000
3,000
2,000
1,000
-
4,869
1,945
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11
12/14

3M Company



5,000
4,000
3,000
2,000
1,000
-
3M Company Total Return
3M Company Price Return
3,807
1,631
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11
12/14

NextEra Energy



5,000
4,000
3,000
2,000
1,000
-
3,739
876
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11
12/14

Source: FactSet and Sit Investment Associates

II. Investment Performance

- Market Environment
  - Attribution Analysis

Sit Dividend Growth Fund
Total Returns Unless Noted

Year 2004	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	1.50%	0.25%	1.19%	7.72%	10.91%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	1.37%	1.47%	4.39%	1.90%	9.41%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	6.14%	0.27%	4.97%	5.89%	18.29%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	2.72%	6.40%	3.12%	0.17%	12.89%
S&P 500 Index	0.64	6.28%	2.03	-3.33	5.50

Year 2008	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	-5.85%	-0.32%	-7.24%	-19.13%	-29.60%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	-8.66%	14.44%	13.20%	6.14%	25.59%
S&P 500 Index	-11.01	15.93	15.61	6.04	26.47

Year 2010	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	4.13%	-9.91%	12.25%	10.57%	16.43%
S&P 500 Index	5.39	-11.42	11.29	10.76	15.06

Year 2011	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	5.51%	1.24%	-14.17%	12.67%	3.29%
S&P 500 Index	5.92	0.10	-13.87	11.82	2.11

Year 2012	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	10.24%	-2.66%	5.89%	-0.07%	13.54%
S&P 500 Index	12.59	-2.75	6.35	-0.38	16.00

Year 2013	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	11.31%	1.68%	3.73%	9.18%	28.18%
S&P 500 Index	10.61	2.91	5.25	10.51	32.39

Year 2014	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	1.30%	4.82%	0.56%	5.00%	12.12%
S&P 500 Index	1.81	5.23	1.13	4.93	13.69

Year 2015	1st Qtr	2nd Qtr	Year
Sit Dividend Growth Fund - Class I	1.39%	-0.62%	0.76%
S&P 500 Index	0.95	0.28	1.23

	Annualized Returns					Since Inception (12/31/03 - 06/30/15)	
	1 Year	3 Years	5 Years	7 Years	10 Years	Cumulative	Annualized
Sit Dividend Growth Fund - Class I	6.39%	15.29%	16.08%	9.29%	9.52%	183.29%	9.47%
S&P 500 Index	7.42	17.31	17.34	9.42	7.89	135.11	7.71

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell your shares. Average annual returns include reinvestment of all dividends and capital gains. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Fund's prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read this prospectus carefully before you invest or send money.

Sit Dividend Growth Equity
Morningstar Peer Group Performance
July 31, 2015

Trailing Total Returns SDVGX

Daily | **Monthly** | Quarterly

SDVGX Category: LB S&P 500 TR USD

Large Blend: Top Quartile 2nd Quartile 3rd Quartile Bottom Quartile



30%
15
0
-15

Total Return % (07/31/2015)	1-Month	3-Month	6-Month	YTD	1-Year	3-Year	5-Year	10-Year	15-Year
SDVGX	2.08	1.55	6.29	2.85	10.47	15.38	14.88	9.42	—
S&P 500 TR USD	2.10	1.41	6.55	3.35	11.21	17.58	16.24	7.72	4.61
Category (LB)	1.54	0.87	5.86	2.69	8.95	16.68	14.66	7.02	4.80
+/- S&P 500 TR USD	-0.02	0.15	-0.26	-0.50	-0.73	-2.20	-1.36	1.70	—
+/- Category (LB)	0.54	0.68	0.43	0.17	1.52	-1.30	0.22	2.40	—
Rank in Category	27	32	45	54	40	75	52	3	—

S&P 500 TR USD return as of 07/31/2015 Category: LB return as of 07/31/2015 SDVGX return as of 07/31/2015

Source: Morningstar, July 31, 2015

Sit Dividend Growth
Risk / Return Profile

SIA Dividend Growth
Dividend Growth Accounts
10 Years Ending June 30, 2015



15.00
12.50
10.00
7.50
5.00
2.50
0.00
Return (%)
5.00
10.00
15.00
20.00
25.00
Period
Universe Source: The Bank of New York Mellon Corporation; Universe Status: Final
SIA Dividend GrowthComposite
S&P 500 Total Return Index

SIA Dividend Growth
Dividend Growth Accounts
10 Years Ending June 30, 2015



Relative Average Quarterly Returns in Rising and Falling Markets
(December 2003 to June 2015)
5%
4%
3%
2%
1%
0%
-1%
0.0%
2.2%
Rising Market
Falling Market

Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

Sit Investment Dividend Growth
Market Capture
PSN Large Cap Core
December 31, 2003 to June 30, 2015



UPSIDE CAPTURE RATIO
DOWNSIDE CAPTURE RATIO
Outperforms in Pos. & Neg. Qtrs.
Underperforms in Neg. Qtrs. Outperforms in Pos. Qtrs.
Underperforms in Pos. Qtrs. Outperforms in Neg. Qtrs.
Underperforms in Pos. & Neg. Qtrs.
Standard & Poor's 500
90 Day U.S. Treasury Bill
155
130
105
80
55
30
5
-30
-5
20
45
70
95
120
145
170

	Up Mkt Capt Retrn	Up Cap Ratio	Dnside Cap Return	Dnside Cap Ratio	R-Squared
Sit Investment Dividend Growth	24.75	99.97	-18.51	71.74	0.97
Standard & Poor's 500	24.76	100.00	-25.80	100.00	1.00

RISK BENCHMARK USED FOR THIS ANALYSIS: STANDARD & POOR'S 500

Performance Attribution Analysis By Economic Sector

December 31, 2014 – July 31, 2015

	Sit Dividend Growth Fund		SP_500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	3.89	-8.03	6.01	-13.52	0.22	0.33	0.56
Health Technology	15.59	11.64	12.00	11.65	-0.01	0.29	0.28
Commercial Services	2.41	14.84	0.88	2.89	0.25	0.00	0.26
Producer Manufacturing	8.85	2.63	7.66	-0.48	0.26	-0.03	0.23
Industrial Services	0.85	-5.11	1.59	-6.74	0.05	0.13	0.19
Non-Energy Minerals	0.00	0.00	0.60	-16.49	0.00	0.12	0.12
Utilities	4.46	-3.80	3.75	-5.84	0.09	0.00	0.09
Finance	16.51	3.20	15.45	2.80	0.07	-0.01	0.06
Transportation	3.37	-6.82	2.13	-12.34	0.21	-0.18	0.03
Process Industries	3.53	-0.57	2.89	-2.37	0.08	-0.07	0.00
[Cash]	0.57	0.01	0.00	0.00	0.00	0.00	0.00
Electronic Technology	8.13	-3.83	10.17	-2.11	-0.14	0.10	-0.04
Communications	2.94	0.83	2.72	2.99	-0.06	-0.01	-0.06
Consumer Services	3.86	14.07	6.56	11.52	0.10	-0.19	-0.09
Consumer Durables	2.78	-0.43	1.58	3.51	-0.10	-0.01	-0.11
Health Services	2.96	13.11	2.87	18.10	-0.13	0.02	-0.11
Consumer Non-Durables	6.27	0.26	7.90	4.85	-0.27	-0.04	-0.31
Retail Trade	8.35	7.38	6.86	15.58	-0.62	0.17	-0.45
Technology Services	4.67	0.75	8.18	8.47	-0.32	-0.16	-0.48
Total	**100.00**	**3.55**	**100.00**	**3.37**	**-0.31**	**0.49**	**0.18**

Performance Attribution Analysis By Economic Sector

December 31, 2014 – July 31, 2015

Company Name	Sector	Beg. Price	End Price	Sit Dividend Growth Fund Average Weight	Sit Dividend Growth Fund Total Return	Sit Dividend Growth Fund Contribution To Return	SP_500 Average Weight	SP_500 Total Return	SP_500 Contribution To Return	Attribution Analysis Average Weight	Attribution Analysis Contribution To Return	Attribution Analysis Contribution to Selection Effect (All Holdings)	Attribution Analysis Total Effect
Stocks We Own That Helped													
Avago Technologies Limited	*Electronic Technology*	100.59	125.14	1.60	25.12	0.36	0.17	25.12	0.03	1.43	0.33	0.37	0.28
Starbucks Corporation	*Consumer Services*	41.03	57.93	1.05	42.18	0.38	0.40	42.18	0.14	0.66	0.24	0.17	0.22
Macquarie Infrastructure Corporation	*Finance*	71.09	84.93	1.17	22.58	0.25	0.00	22.58	0.00	1.17	0.25	0.21	0.21
Snap-on Incorporated	*Consumer Durables*	136.74	164.80	1.26	21.37	0.24	0.05	21.37	0.01	1.21	0.24	0.20	0.20
AbbVie, Inc.	*Health Technology*	65.44	70.01	1.00	15.35	0.26	0.56	9.51	0.05	0.43	0.21	0.16	0.19
Home Depot, Inc.	*Retail Trade*	104.97	117.03	2.59	12.67	0.32	0.79	12.67	0.10	1.80	0.23	-0.04	0.16
CVS Health Corporation	*Retail Trade*	96.31	112.47	1.80	17.97	0.30	0.63	17.97	0.11	1.17	0.19	0.02	0.15
Equifax Inc.	*Commercial Services*	80.87	102.13	0.65	27.04	0.17	0.06	27.04	0.01	0.59	0.16	0.14	0.14
St. Jude Medical, Inc.	*Health Technology*	65.03	73.82	1.27	14.46	0.19	0.11	14.46	0.01	1.16	0.18	0.05	0.14
Medtronic Plc	*Health Technology*	72.20	78.39	3.04	9.55	0.28	0.55	9.55	0.05	2.49	0.23	-0.04	0.13
Stocks We Didn't Own/Underweighted That Helped													
Exxon Mobil Corporation	*Energy Minerals*	92.45	79.21	0.00	0.00	0.00	1.98	-12.95	-0.27	-1.98	0.27	0.00	0.34
Chevron Corporation	*Energy Minerals*	112.18	88.48	0.19	-5.35	-0.05	1.06	-19.58	-0.22	-0.87	0.17	0.05	0.20
ConocoPhillips	*Energy Minerals*	69.06	50.34	0.00	0.00	0.00	0.43	-24.47	-0.11	-0.43	0.11	0.05	0.12
Berkshire Hathaway Inc. Class B	*Finance*	150.15	142.74	0.00	0.00	0.00	1.43	-4.94	-0.07	-1.43	0.07	0.11	0.12
Hewlett-Packard Company	*Electronic Technology*	40.13	30.52	0.00	0.00	0.00	0.34	-23.17	-0.10	-0.34	0.10	0.09	0.11
Micron Technology, Inc.	*Electronic Technology*	35.01	18.51	0.00	0.00	0.00	0.16	-47.13	-0.10	-0.16	0.10	0.10	0.10
American Express Company	*Finance*	93.04	76.06	0.00	0.00	0.00	0.39	-17.44	-0.08	-0.39	0.08	0.09	0.09
E. I. du Pont de Nemours and Compan)	*Process Industries*	73.94	55.76	0.00	0.00	0.00	0.35	-19.60	-0.07	-0.35	0.07	0.06	0.08
United Technologies Corporation	*Producer Manufacturing*	115.00	100.31	0.00	0.00	0.00	0.53	-11.83	-0.06	-0.53	0.06	0.06	0.08
Yahoo! Inc.	*Technology Services*	50.51	36.67	0.00	0.00	0.00	0.21	-27.40	-0.07	-0.21	0.07	0.08	0.07
Stocks We Own That Hurt													
Applied Materials, Inc.	*Electronic Technology*	24.92	17.36	1.22	-29.70	-0.43	0.14	-29.70	-0.05	1.07	-0.38	-0.35	-0.42
Intel Corporation	*Electronic Technology*	36.29	28.95	1.79	-19.07	-0.38	0.85	-19.07	-0.18	0.95	-0.20	-0.18	-0.23
Devon Energy Corporation	*Energy Minerals*	61.21	49.42	1.05	-18.62	-0.20	0.13	-18.62	-0.02	0.92	-0.17	-0.04	-0.21
Kayne Anderson MLP Investment Co	*Finance*	38.18	27.85	0.65	-22.64	-0.15	0.00	-22.64	0.00	0.65	-0.15	-0.16	-0.17
Discover Financial Services	*Finance*	65.49	55.81	0.90	-14.01	-0.16	0.14	-14.01	-0.02	0.76	-0.14	-0.15	-0.16
Tyco International PLC	*Producer Manufacturing*	43.86	37.99	0.98	-12.11	-0.14	0.09	-12.11	-0.01	0.88	-0.13	-0.13	-0.16
Whirlpool Corporation	*Consumer Durables*	193.74	177.73	0.87	-8.95	-0.13	0.08	-7.50	-0.01	0.79	-0.12	-0.15	-0.16
Suncor Energy Inc.	*Energy Minerals*	31.78	28.16	0.90	-10.03	-0.11	0.00	-10.03	0.00	0.90	-0.11	0.02	-0.13
Occidental Petroleum Corporation	*Energy Minerals*	80.61	70.20	1.03	-11.22	-0.15	0.32	-11.22	-0.04	0.71	-0.11	0.01	-0.13
Tortoise Energy Infrastructure Corp	*Finance*	43.77	35.67	0.55	-16.04	-0.11	0.00	-16.04	0.00	0.55	-0.11	-0.13	-0.13
Stocks We Didn't Own/Underweighted That Hurt													
Amazon.com, Inc.	*Retail Trade*	310.35	536.15	0.00	0.00	0.00	0.82	72.76	0.48	-0.82	-0.48	-0.35	-0.45
Walt Disney Company	*Consumer Services*	94.19	120.00	0.00	0.00	0.00	0.90	28.13	0.23	-0.90	-0.23	-0.13	-0.20
Google Inc. Class A	*Technology Services*	530.66	657.50	0.00	0.00	0.00	0.86	23.90	0.19	-0.86	-0.19	-0.12	-0.17
Netflix, Inc.	*Retail Trade*	48.80	114.31	0.00	0.00	0.00	0.17	134.23	0.16	-0.17	-0.16	-0.13	-0.15
Facebook, Inc. Class A	*Technology Services*	78.02	94.01	0.00	0.00	0.00	0.93	20.49	0.18	-0.93	-0.18	-0.10	-0.15
Apple Inc.	*Electronic Technology*	110.38	121.30	2.36	10.78	0.22	3.93	10.78	0.41	-1.57	-0.19	-0.22	-0.14
Google Inc. Class C	*Technology Services*	524.96	625.61	0.00	0.00	0.00	0.84	19.17	0.15	-0.84	-0.15	-0.09	-0.13
Allergan plc	*Health Technology*	257.41	331.15	0.00	0.00	0.00	0.53	28.65	0.13	-0.53	-0.13	-0.08	-0.12
Kraft Heinz Company	*Consumer Non-Durables*	62.66	79.47	0.00	0.00	0.00	0.24	57.60	0.11	-0.24	-0.11	-0.10	-0.10
Walgreens Boots Alliance Inc	*Retail Trade*	76.20	96.63	0.00	0.00	0.00	0.40	27.86	0.10	-0.40	-0.10	-0.04	-0.09
Total		**79.72**	**80.84**	**100.00**	**3.55**	**3.55**	**100.00**	**3.37**	**3.37**	**0.00**	**0.18**	**-0.31**	**0.18**

Performance Attribution Analysis By Economic Sector

December 31, 2014 – July 31, 2015

			Sit Dividend Growth Fund			SP_500			Attribution Analysis			
Company Name	Beg. Price	End Price	Average Weight	Total Return	Contribution To Return	Average Weight	Total Return	Contribution To Return	Average Weight	Contribution To Return	Contribution to Selection Effect (All Holdings)	Total Effect
Stocks That Helped Within The Sector												
Energy Minerals	70.68	60.91	3.89	-8.03	-0.35	6.01	-13.52	-0.81	-2.12	0.46	0.22	0.56
Marathon Petroleum Corporation	45.13	54.67	0.72	22.31	0.15	0.15	22.31	0.03	0.57	0.12	0.21	0.11
ConocoPhillips	69.06	50.34	0.00	0.00	0.00	0.43	-24.47	-0.11	-0.43	0.11	0.05	0.12
Chevron Corporation	112.18	88.48	0.19	-5.35	-0.05	1.06	-19.58	-0.22	-0.87	0.17	0.05	0.20
Chesapeake Energy Corporation	19.57	8.66	0.00	0.00	0.00	0.04	-55.27	-0.03	-0.04	0.03	0.02	0.03
Suncor Energy Inc.	31.78	28.16	0.90	-10.03	-0.11	0.00	-10.03	0.00	0.90	-0.11	0.02	-0.13
Health Technology	82.03	84.23	15.59	11.64	1.76	12.00	11.65	1.35	3.59	0.41	-0.01	0.28
AbbVie, Inc.	65.44	70.01	1.00	15.35	0.26	0.56	9.51	0.05	0.43	0.21	0.16	0.19
Teva Pharmaceutical Industries Li	57.51	69.02	0.18	11.79	0.11	0.00	21.21	0.00	0.18	0.11	0.08	0.10
Biogen Inc.	339.45	318.78	0.00	0.00	0.00	0.50	-6.09	-0.02	-0.50	0.02	0.07	0.04
Bristol-Myers Squibb Company	59.03	65.64	0.34	14.55	0.13	0.58	12.46	0.07	-0.25	0.06	0.07	0.06
St. Jude Medical, Inc.	65.03	73.82	1.27	14.46	0.19	0.11	14.46	0.01	1.16	0.18	0.05	0.14
Commercial Services	69.47	78.91	2.41	14.84	0.34	0.88	2.89	0.03	1.53	0.31	0.25	0.26
Equifax Inc.	80.87	102.13	0.65	27.04	0.17	0.06	27.04	0.01	0.59	0.16	0.14	0.14
Moody's Corporation	95.81	110.43	0.72	16.02	0.11	0.10	16.02	0.02	0.62	0.10	0.09	0.08
Nielsen N.V.	44.73	48.46	0.74	9.63	0.06	0.08	9.63	0.01	0.66	0.06	0.03	0.03
Xerox Corporation	13.86	11.02	0.00	0.00	0.00	0.07	-19.54	-0.02	-0.07	0.02	0.02	0.02
Sysco Corporation	39.69	36.31	0.00	0.00	0.00	0.12	-7.02	-0.01	-0.12	0.01	0.01	0.01
Stocks That Hurt Within The Sector												
Technology Services	60.36	62.33	4.67	0.75	0.06	8.18	8.47	0.64	-3.51	-0.58	-0.32	-0.48
Google Inc. Class A	530.66	657.50	0.00	0.00	0.00	0.86	23.90	0.19	-0.86	-0.19	-0.12	-0.17
Facebook, Inc. Class A	78.02	94.01	0.00	0.00	0.00	0.93	20.49	0.18	-0.93	-0.18	-0.10	-0.15
Google Inc. Class C	524.96	625.61	0.00	0.00	0.00	0.84	19.17	0.15	-0.84	-0.15	-0.09	-0.13
Automatic Data Processing, Inc.	83.37	79.77	0.72	-3.21	-0.02	0.22	-3.21	-0.01	0.50	-0.01	-0.05	-0.03
Microsoft Corporation	46.45	46.70	2.53	1.91	0.02	1.99	1.91	0.02	0.54	0.00	-0.04	-0.02
Retail Trade	86.98	95.93	8.35	7.38	0.61	6.86	15.58	1.03	1.49	-0.41	-0.62	-0.45
Amazon.com, Inc.	310.35	536.15	0.00	0.00	0.00	0.82	72.76	0.48	-0.82	-0.48	-0.35	-0.45
TJX Companies, Inc.	68.58	69.82	1.21	2.39	0.03	0.25	2.39	0.01	0.96	0.02	-0.14	-0.02
Netflix, Inc.	48.80	114.31	0.00	0.00	0.00	0.17	134.23	0.16	-0.17	-0.16	-0.13	-0.15
Macy's Inc	65.75	69.06	1.41	6.11	0.08	0.12	6.11	0.01	1.28	0.08	-0.11	0.03
Target Corporation	75.91	81.85	0.55	-0.37	0.04	0.27	9.28	0.02	0.28	0.02	-0.05	0.02
Consumer Non-Durables	97.33	95.81	6.27	0.26	0.05	7.90	4.85	0.39	-1.63	-0.34	-0.27	-0.31
Kraft Heinz Company	62.66	79.47	0.00	0.00	0.00	0.24	57.60	0.11	-0.24	-0.11	-0.10	-0.10
Procter & Gamble Company	91.09	76.70	1.55	-13.80	-0.23	1.21	-13.80	-0.18	0.34	-0.05	-0.07	-0.05
Mondelez International, Inc. Class	36.33	45.13	0.00	0.00	0.00	0.34	25.22	0.08	-0.34	-0.08	-0.06	-0.07
NIKE, Inc. Class B	96.15	115.22	0.00	0.00	0.00	0.38	20.51	0.07	-0.38	-0.07	-0.05	-0.06
Altria Group, Inc.	49.27	54.38	0.00	0.00	0.00	0.55	12.67	0.07	-0.55	-0.07	-0.05	-0.05
Total	79.72	80.84	100.00	3.55	3.55	100.00	3.37	3.37	0.00	0.18	-0.31	0.18

Sit Dividend Growth Fund Commentary—2Q 2015

2Q15 Sit Dividend Growth Fund Commentary:

- The S&P 500 Index achieved a new record high in June and the NASDAQ Composite Index achieved its first record high since March 2000 before selling off in final week of the quarter due to the continued uncertainties in the European Union and the Greek debt crisis. While the S&P 500 Index price return was slightly negative in the quarter, including dividends, the S&P 500 Index returned +0.28% in the quarter. Generally in the quarter, growth stocks outperformed value stocks and small cap stocks outperformed large cap stocks. The market performance leadership in the quarter was in higher beta and non-dividend paying stocks, which moderately detracted from the portfolio's relative performance results.
- Within the S&P 500 Index in the quarter, the health care, consumer discretionary and financial sectors were the top performing sectors, had positive absolute returns and outperformed the Index and the utilities, energy and industrials sectors were the worst performing groups, had negative absolute returns in the quarter and underperformed the Index. In anticipation of potential Federal Reserve interest rate increases later in 2015, the interest rate sensitive industries (REIT's and utilities) had negative absolute returns in the quarter and underperformed the overall market. The portfolio has minimal exposure to these groups and the net attribution relative to the index in these areas was modestly positive in the quarter. The Federal Reserve interest rate increases, when they likely occur later in 2015, will be the first interest rate increases since 2006 and we expect any Fed tightening to be slow and gradual once they begin.
- In the quarter, the Sit Dividend Growth portfolio return of -0.62% trailed the +0.28% return of the S&P 500 Index. On a relative basis, favorable contributions from the portfolio's holdings in St. Jude Medical, JP Morgan Chase, Snap-on, and AbbVie was offset by negative attribution from stock selection in the industrial (Tyco and not owning General Electric), consumer discretionary (Whirlpool and not owning non-dividend paying Amazon) and health care (Medtronic and Cardinal Health) sectors and positions in Applied Materials and International Paper.
- The top five performing stocks in the quarter were: Gilead Sciences (+20%), LyondellBasell Industries NV (+19%), AbbVie (+16%), Starbucks (+14%) and JPMorgan Chase (+13%).
- The five worst performing stocks in the quarter were: Applied Materials (-14%), Whirlpool (-14%), International Paper (-14%), Was-Mart (-13%) and Kayne Anderson (-12%).

YTD June 30, 2015 Sit Dividend Growth Fund Commentary

- For the year-to-date period through June 30th, the Sit Dividend Growth portfolio return of +0.76%, slightly trailed the +1.23% return of the S&P 500 Index. For the year-to-date period, the market leadership in high beta and non-dividend paying stocks was contributory factor to the portfolio's relative results trailing the Index. For the year-to-date period, non-dividend paying stocks within the S&P 500 Index returned +7.5% and outperformed the dividend paying stocks in the Index, which returned +0.3%. On a relative basis during the period, favorable contributions from stock selection in the industrial (Macquarie Infrastructure, Equifax and Snap-On), energy (Marathon Petroleum and not owning Exxon) and financial (not owning Berkshire Hathaway) sectors and holdings in Avago Technologies, Starbucks, AbbVie, UnitedHealth Group and St. Jude Medial was offset by negative attribution from stock selection in consumer discretionary (Whirlpool, H&R Block, Genuine Parts and not owning non-dividend paying Amazon) and positions in Applied Materials, Intel, Kayne Anderson, Tyco, Suncor Energy and Discover Financial Services.

Stock Selection Important as Dividend Paying Companies Have Underperformed



1.25
1.20
1.15
1.10
1.05
1.00
0.95
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Non Dividend Payers / Payers
Low Dividends/High Dividends

DGF225 vs. SP_500
6/30/2014 to 6/30/2015

	DGF225		SP_500		Attribution Analysis		
Dividend Available	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
DIVIDEND	98.42	7.74	86.11	6.22	1.47	-0.15	1.32
NO DIVIDEND	0.74	7.73	13.89	15.19	0.03	-0.95	-0.92
[Cash]	0.84	0.02	--	--	--	-0.29	-0.29
Total	**100.00**	**7.54**	**100.00**	**7.43**	**1.50**	**-1.39**	**0.11**

Holdings Data As Of
DGF225 6/30/2014 through 6/29/2015
SP_500 6/30/2014 through 6/29/2015

DGF225 vs. SP_500
6/29/2012 to 6/30/2015

	DGF225		SP_500		Attribution Analysis		
Dividend Available	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
DIVIDEND	97.29	59.43	86.38	55.87	2.73	-0.65	2.09
NO DIVIDEND	1.41	51.77	13.62	100.36	-0.56	-3.54	-4.10
[Cash]	1.30	0.13	--	--	--	-1.21	-1.21
Total	**100.00**	**58.24**	**100.00**	**61.47**	**2.18**	**-5.40**	**-3.22**

Holdings Data As Of
DGF225 6/29/2012 through 6/29/2015
SP_500 6/29/2012 through 6/29/2015

Source: Evercore ISI, July 8, 2015 and Factset Research Systems, June 30, 2015

12-Month Rolling Performance Relative to Credit Spreads



Baa Corporate Spreads vs.
S&P High Quality Index Relative to S&P Low Quality Index
Spreads
Quality
120
115
110
105
100
95
90
360
340
320
300
280
260
240
220
200
2011
2012
2013
2014
2015
MOODCBAA Index (Moody's Bond Indices Corporate BAA) SPREADS BAA VS QUALITY Copyright© 2015 Bloomberg Finance L.P. 15-Apr-2015 07:36:36



Sit Dividend Growth Fund vs. S&P 500 Rel. Performance
(12 mo. Smooth)
5%
4%
3%
2%
1%
%
-1%
-2%
-3%
-4%
-5%
12/31/2010
3/31/2011
6/30/2011
9/30/2011
12/31/2011
3/31/2012
6/30/2012
9/30/2012
12/31/2012
3/31/2013
6/30/2013
9/30/2013
12/31/2013
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015
6/30/2015
Sit Dividend Growth Fund vs. S&P 500 Rel. Performance (12 mo. Smooth)

Source: Strategas Research Partners, March 31, 2015 and Sit Investment Associates, Inc., June 30, 2015

Sit Dividend Growth
Quartile Ranking – Performance
PSN Large Cap Core
December 31, 2003 to June 30, 2015



RATE OF RETURN RANKING
-10
0
10
20
30
40
50
60
70
80
90
100
110

	Year To Date	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
HIGH (0.05)	5.32	17.58	39.63	20.37	10.57	21.63	39.33	-24.97	15.25	20.76	15.02	19.25
FIRST QUARTILE	2.69	14.74	35.06	16.97	3.94	16.44	29.87	-32.39	10.14	17.42	9.18	14.40
MEDIAN	1.67	13.43	33.03	15.72	2.16	14.96	26.11	-35.46	7.02	15.89	6.96	12.20
THIRD QUARTILE	0.83	11.73	31.19	14.06	0.50	13.23	23.64	-37.08	5.48	14.26	5.07	10.85
LOW (0.95)	-0.84	7.95	24.70	9.71	-5.15	9.10	17.22	-40.88	0.27	10.34	1.46	7.27
MEAN	1.76	13.27	33.07	15.39	2.25	14.87	26.82	-34.49	7.59	15.78	7.32	12.74
VALID COUNT	246	316	322	316	308	305	292	286	272	261	243	226

	Year To Date		2014		2013		2012		2011		2010		2009		2008		2007		2006		2005		2004	
	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK
Sit Investment Dividend Growth	1.22	64	12.98	60	29.53	89	14.67	67	4.53	19	17.87	12	26.38	47	-28.82	10	14.40	3	19.50	5	10.68	15	11.87	54
Standard & Poor's 500	1.23	63	13.69	43	32.39	60	16.00	43	2.11	53	15.06	46	26.46	46	-37.00	73	5.49	74	15.79	54	4.91	80	10.88	73

Sit Dividend Growth
Quartile Ranking – Performance
PSN Large Cap Core
December 31, 2003 to June 30, 2015


RATE OF RETURN RANKING
-10
0
10
20
30
40
50
60
70
80
90
100
110

	Latest Quarter	Year To Date	1 Year	3 Years	5 Years	7 Years	8 Years	9 Years	10 Years	Since Inception
HIGH (0.05)	1.97	5.32	12.65	21.35	20.26	12.11	9.51	10.47	10.52	10.56
FIRST QUARTILE	0.64	2.69	9.25	19.08	18.43	10.49	7.73	9.00	9.06	9.12
MEDIAN	0.14	1.67	7.67	17.82	17.60	9.85	7.01	8.37	8.54	8.59
THIRD QUARTILE	-0.56	0.83	6.39	16.65	16.63	9.22	6.43	7.99	8.09	7.98
LOW (0.95)	-1.94	-0.84	1.58	13.65	13.74	7.24	5.29	6.52	6.93	6.80
MEAN	0.04	1.76	7.71	17.78	17.46	9.84	7.08	8.47	8.58	8.62
VALID COUNT	247	246	245	234	226	217	208	198	189	173

	Latest Quarter		Year To Date		1 Year		3 Years		5 Years		7 Years		8 Years		9 Years		10 Years		Since Inception	
	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK
Sit Investment Dividend Growth	-0.37	67	1.22	64	7.33	60	16.35	79	17.25	62	10.44	26	8.78	3	10.25	3	10.66	1	10.60	1
Standard & Poor's 500	0.28	43	1.23	63	7.42	56	17.31	63	17.34	60	9.42	70	6.31	78	7.81	80	7.89	81	7.72	89

Sit Dividend Growth
Multi-Statistic Quartile Ranking Bar
PSN Large Cap Core
December 31, 2003 to June 30, 2015


0.7
0.8
0.9
1.0
1.1
1.2
1.3
65
70
75
80
85
90
95
100
105
110
115
120
115
110
105
100
95
90
85
80
75
0.5
-0.5
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
-0.1
-0.2

	Beta	Dnside Cap Ratio	Upside Cap Ratio	Info Ratio Pop	Sharpe Ratio Pop	Batting Avg
HIGH (0.95)	0.78	70.29	114.55	0.89	0.63	0.70
FIRST QUART	0.94	89.35	105.56	0.51	0.53	0.61
MEDIAN	0.99	95.13	102.54	0.32	0.48	0.57
THIRD QUART	1.01	99.12	99.18	0.13	0.43	0.50
LOW (0.05)	1.12	109.96	82.11	-0.27	0.37	0.39
MEAN	0.97	93.37	101.88	0.33	0.48	0.56
VALID COUNT	173	173	173	173	173	173

	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK
Sit Investment Dividend Grow	0.88	13	71.74	3	99.97	69	0.95	1	0.68	1	0.61	23
Standard & Poor's 500	1.00	66	100.00	82	100.00	68	0.00	89	0.42	83	0.00	99

III. Portfolio Details

Sit Dividend Growth Portfolio Structure / Characteristics

The Objective of the Strategy is to Outperform the S&P 500 Index with Lower Volatility and Superior Down-Market Protection

- Equal proportion of higher growth companies that pay dividends and more mature companies that pay a material dividend.
  - Over 55% of holdings in other Sit Investment Associates growth portfolios
  - Anticipate all companies will consistently increase dividend over time
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations.
  - ADR's account for 0.7% of the portfolio
  - Additional 12.9% is invested in foreign securities traded on U.S. exchanges.
- Below average portfolio turnover
- Dividend yield (gross) 50-100 bps higher than S&P 500
  - All holdings currently or anticipated to pay a dividend
- Forecasted beta of 0.94 (provided by Northfield Information Systems)
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

June 30, 2015

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABBV	ABBVIE INC	1.4%	3.0%	54%	14%
ACE	ACE LTD	0.5%	2.6%	28%	12%
ADM	ARCHER DANIELS MIDLAND CO	0.7%	2.4%	33%	10%
ADP	AUTOMATIC DATA PROCESSING I	0.7%	2.4%	66%	12%
AGU	AGRIUM INC	0.8%	3.4%	55%	14%
AJG	GALLAGHER ARTHUR J & CO	0.4%	3.1%	60%	12%
AVB	AVALONBAY CMNTYS INC	0.7%	3.0%	95%	7%
BCE	BCE INC	0.8%	5.2%	78%	5%
BRX	BRIXMOR PPTY GROUP INC	0.6%	3.8%	100%	6%
CNP	CENTERPOINT ENERGY INC	0.9%	5.2%	86%	6%
GPC	GENUINE PARTS CO	0.6%	2.8%	53%	7%
INTC	INTEL CORP	1.8%	3.3%	41%	9%
IP	INTL PAPER CO	1.1%	3.4%	49%	10%
JNJ	JOHNSON & JOHNSON	1.7%	3.1%	50%	5%
JPM	JPMORGAN CHASE & CO	2.3%	2.7%	32%	8%
KMB	KIMBERLY CLARK CORP	1.4%	3.2%	62%	7%
KMI	KINDER MORGAN INC DEL	0.7%	5.1%	88%	8%
KYN	KAYNE ANDERSON MLP INVT CO	0.4%	9.1%	100%	N/A
LG	LACLEDE GROUP INC	1.0%	3.4%	54%	5%
LMT	LOCKHEED MARTIN CORP	1.0%	3.2%	55%	8%
LYB	LYONDELLBASELL INDUSTRIES N	0.6%	3.3%	31%	6%
MIC	MACQUARIE INFRASTRUCTURE CO	1.1%	5.3%	95%	6%
MMC	MARSH & MCLENNAN COS INC	0.6%	2.2%	42%	10%
MRK	MERCK & CO INC NEW	1.2%	3.1%	53%	7%
MSFT	MICROSOFT CORP	2.5%	2.8%	51%	11%
NEE	NEXTERA ENERGY INC	1.3%	3.0%	56%	6%
OXY	OCCIDENTAL PETE CORP DEL	1.2%	4.1%	100%	5%
PACW	PACWEST BANCORP DEL	1.2%	4.4%	76%	10%
PEP	PEPSICO INC	2.2%	2.9%	62%	9%
PFE	PFIZER INC	1.8%	3.3%	52%	2%
PG	PROCTER & GAMBLE CO	1.6%	3.3%	66%	7%
RTN	RAYTHEON CO	0.9%	2.7%	39%	8%
SMG	SCOTTS MIRACLE GRO CO	0.2%	3.0%	54%	10%
SJM	SMUCKER J M CO	0.8%	2.4%	48%	11%
SU	SUNCOR ENERGY INC NEW	0.8%	3.4%	67%	1%
TROW	PRICE T ROWE GROUP INC	0.3%	2.7%	45%	10%
TYG	TORTOISE ENERGY INFRSTRCTR	0.7%	7.1%	N/A	N/A
UPS	UNITED PARCEL SERVICE INC	1.2%	3.1%	59%	11%
VR	VALIDUS HOLDINGS LTD	0.5%	2.9%	25%	8%
VZ	VERIZON COMMUNICATIONS INC	2.0%	4.7%	61%	10%
WEC	WEC ENERGY GROUP INC	0.7%	2.0%	36%	5%
WMT	WAL-MART STORES INC	1.2%	2.7%	40%	10%
XLNX	XILINX INC	0.5%	2.9%	54%	9%

	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
Total	**46%**			
Average		**3.5%**	**59%**	**8%**
Median		**3.1%**	**54%**	**8%**

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AAPL	APPLE INC	2.5%	1.7%	24%	15%
ABT	ABBOTT LABS	1.1%	1.9%	42%	11%
ACN	ACCENTURE PLC IRELAND	0.7%	2.1%	43%	9%
AMAT	APPLIED MATLS INC	1.4%	2.2%	34%	13%
AMP	AMERIPRISE FINL INC	1.3%	2.2%	30%	14%
AVGO	AVAGO TECHNOLOGIES LTD	1.7%	1.2%	19%	20%
BDX	BECTON DICKINSON & CO	1.8%	1.7%	35%	12%
CAH	CARDINAL HEALTH INC	1.5%	1.9%	35%	10%
CVS	CVS HEALTH CORP	1.7%	1.3%	30%	15%
DFS	DISCOVER FINL SVCS	0.7%	2.0%	23%	10%
DLPH	DELPHI AUTOMOTIVE PLC	0.8%	1.3%	20%	14%
DAL	DELTA AIR LINES INC DEL	0.5%	0.9%	10%	22%
DVN	DEVON ENERGY CORP NEW	1.1%	1.7%	34%	8%
EFX	EQUIFAX INC	0.5%	1.2%	28%	18%
GD	GENERAL DYNAMICS CORP	1.0%	1.9%	33%	9%
GILD	GILEAD SCIENCES INC	1.2%	1.5%	17%	8%
GS	GOLDMAN SACHS GROUP INC	1.0%	1.3%	14%	8%
HD	HOME DEPOT INC	2.6%	2.1%	47%	12%
HIG	HARTFORD FINL SVCS GROUP IN	1.0%	1.7%	19%	10%
HON	HONEYWELL INTL INC	2.3%	2.1%	37%	9%
HRB	BLOCK H & R INC	1.0%	2.7%	46%	11%
ITW	ILLINOIS TOOL WKS INC	0.8%	2.1%	39%	9%
IVZ	INVESCO LTD	1.1%	3.0%	43%	11%
M	MACYS INC	1.2%	2.2%	33%	8%
MCO	MOODYS CORP	0.7%	1.3%	31%	14%
MDT	MEDTRONIC PLC	3.1%	2.1%	36%	9%
MMM	3M CO	0.9%	2.7%	54%	10%
MPC	MARATHON PETE CORP	0.8%	1.9%	17%	12%
NLSN	NIELSEN N V	0.7%	2.5%	44%	12%
ORCL	ORACLE CORP	1.0%	1.5%	22%	7%
PNC	PNC FINL SVCS GROUP INC	1.1%	2.2%	29%	9%
PRU	PRUDENTIAL FINL INC	1.0%	2.7%	24%	11%
PX	PRAXAIR INC	0.5%	2.5%	47%	8%
R	RYDER SYS INC	1.3%	1.7%	25%	12%
SBUX	STARBUCKS CORP	1.0%	1.2%	42%	18%
SNA	SNAP ON INC	1.2%	1.3%	28%	12%
STJ	ST JUDE MED INC	1.1%	1.6%	29%	11%
SWKS	SKYWORKS SOLUTIONS INC	0.4%	1.1%	22%	23%
TGT	TARGET CORP	1.4%	2.7%	53%	20%
TEVA	TEVA PHARMACEUTICAL INDS LT	0.7%	1.9%	22%	10%
TJX	TJX COS INC NEW	1.0%	1.2%	26%	11%
TWX	TIME WARNER INC	1.5%	1.6%	32%	18%
TYC	TYCO INTL PLC	0.7%	2.2%	38%	12%
UNH	UNITEDHEALTH GROUP INC	1.6%	1.7%	32%	10%
UNP	UNION PAC CORP	0.8%	2.3%	38%	10%
WHR	WHIRLPOOL CORP	0.9%	2.1%	32%	19%

	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
Total	**54%**			
Average		**1.9%**	**32%**	**12%**
Median		**1.9%**	**32%**	**11%**

Industry Sector Portfolio Evaluation
Sit Dividend Growth
June 30, 2015

PRODUCER MANUFACTURING	$000	% EQUITY
HONEYWELL INTERNATIONAL INC	24,045	2.3
LOCKHEED MARTIN CORP	10,773	1.0
GENERAL DYNAMICS CORP	10,485	1.0
RAYTHEON CO	9,606	0.9
3M CO	9,474	0.9
ILLINOIS TOOL WORKS INC	7,928	0.8
DELPHI AUTOMOTIVE PLC	7,788	0.8
TYCO INTERNATIONAL PLC	7,720	0.7
		8.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
APPLE INC	25,417	2.5
INTEL CORP	19,052	1.8
AVAGO TECHNOLOGIES LTD	17,307	1.7
APPLIED MATERIALS INC	14,595	1.4
XILINX INC	4,969	0.5
SKYWORKS SOLUTIONS INC	4,528	0.4
		8.3

CONSUMER DURABLES	$000	% EQUITY
SNAP-ON INC	12,712	1.2
WHIRLPOOL CORP	9,457	0.9
GENUINE PARTS CO	5,947	0.6
		2.7

ENERGY MINERALS	$000	% EQUITY
OCCIDENTAL PETROLEUM CORP	12,235	1.2
DEVON ENERGY CORP	11,230	1.1
SUNCOR ENERGY INC	8,593	0.8
MARATHON PETROLEUM CORP	7,882	0.8
		3.9

PROCESS INDUSTRIES	$000	% EQUITY
INTERNATIONAL PAPER CO	11,761	1.1
AGRIUM INC	8,195	0.8
ARCHER DANIELS MIDLAND CO	7,325	0.7
LYONDELLBASELL INDUSTRIES	6,335	0.6
PRAXAIR INC	5,141	0.5
SCOTTS MIRACLE GRO CO	1,781	0.2
		3.9

HEALTH TECHNOLOGY	$000	% EQUITY
MEDTRONIC PLC	32,558	3.1
BECTON DICKINSON AND CO	18,666	1.8
PFIZER INC	18,589	1.8
JOHNSON & JOHNSON	17,601	1.7
ABBVIE INC	14,093	1.4
MERCK & CO INC	12,654	1.2
GILEAD SCIENCES INC	12,080	1.2
ST JUDE MEDICAL INC	11,728	1.1
ABBOTT LABORATORIES	11,574	1.1
ZIMMER BIOMET HLDGS INC	7,010	0.7
TEVA PHARMACEUTICAL-SP ADR	6,909	0.7
		15.8

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	23,209	2.2
PROCTER & GAMBLE CO	16,743	1.6
KIMBERLY CLARK CORP	14,372	1.4
JM SMUCKER CO	8,697	0.8
		6.1

COMMERCIAL SERVICES	$000	% EQUITY
MOODYS CORP	7,274	0.7
NIELSEN NV	7,187	0.7
EQUIFAX INC	4,993	0.5
		1.9

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	25,438	2.5
ORACLE CORP	10,278	1.0
ACCENTURE PLC	7,730	0.7
AUTOMATIC DATA PROCESSING INC	7,177	0.7
		4.9

HEALTH SERVICES	$000	% EQUITY
UNITEDHEALTH GROUP INC	16,589	1.6
CARDINAL HEALTH INC	15,191	1.5
		3.1

CONSUMER SERVICES	$000	% EQUITY
TIME WARNER INC	15,642	1.5
BLOCK H & R INC	10,799	1.0
STARBUCKS CORP	10,458	1.0
VISA INC	6,500	0.6
		4.2

RETAIL TRADE	$000	% EQUITY
HOME DEPOT INC	26,974	2.6
CVS HEALTH CORPORATION	17,525	1.7
TARGET CORP	14,695	1.4
MACYS INC	12,900	1.2
WAL-MART STORES INC	12,434	1.2
TJX COS INC	10,559	1.0
		9.2

TRANSPORTATION	$000	% EQUITY
RYDER SYS INC	13,036	1.3
UNITED PARCEL SERVICE INC	11,993	1.2
UNION PACIFIC CORP	7,780	0.8
DELTA AIR LINES INC	5,297	0.5
		3.7

UTILITIES	$000	% EQUITY
NEXTERA ENERGY INC	13,888	1.3
LACLEDE GROUP INC	9,946	1.0
CENTERPOINT ENERGY INC	8,952	0.9
KINDER MORGAN INC	7,710	0.7
WEC ENERGY GROUP INC	7,083	0.7
		4.6

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	23,426	2.3
AMERIPRISE FINANCIAL INC	13,364	1.3
PACWEST BANCORP DEL	12,253	1.2
INVESCO LTD	11,668	1.1
MACQUARIE INFRASTRUCTURE	11,250	1.1
PNC FINL SVCS GROUP INC/THE	10,981	1.1
PRUDENTIAL FINANCIAL INC	10,150	1.0
GOLDMAN SACHS GROUP INC	9,912	1.0
HARTFORD FINL SVCS GROUP	9,880	1.0
DISCOVER FINANCIAL SERVICES	7,757	0.7
AVALONBAY CMNTYS INC	7,594	0.7
TORTOISE ENERGY INFRSTRCT	7,397	0.7
MARSH & MCLENNAN COS INC	6,135	0.6
BRIXMOR PPTY GROUP INC	5,708	0.6
ACE LTD	5,183	0.5
VALIDUS HOLDINGS LTD	4,935	0.5
GALLAGHER ARTHUR J & CO	4,583	0.4
KAYNE ANDERSON MLP INVSM	4,536	0.4
T ROWE PRICE GROUP INC	3,208	0.3
		16.4

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS INC	20,926	2.0
BCE INC	8,732	0.8
		2.9

Dividend Growth Portfolio Activity

March 31, 2015 – June 30, 2015

	Company Name	Sold	Bought	Beginning Weight	Ending Weight
CMI	Cummins Inc	X		0.45	0.00
HP	Helmerich & Payne Inc	X		0.49	0.00
OII	Oceaneering International	X		0.22	0.00
RSG	Republic Services Inc	X		0.29	0.00
RHI	Robert Half Intl	X		0.49	0.00
BRX	Brixmor Property Group Inc		X	0.00	0.55
DAL	Delta Air Lines Inc (US Listing)		X	0.00	0.51
SMG	Scotts Miracle Gro Co		X	0.00	0.17
TGT	Target Corp.		X	0.00	1.41
TEVA	Teva Pharmaceutical (Adr)		X	0.00	0.66
V	Visa Inc. (Class A (US))		X	0.00	0.63

Portfolio Activity:
Purchases
3/31/2015 – 6/30/2015

	Company Name	Beginning Weight	Ending Weight	Rationale
BRX	Brixmor Property Group Inc.	0.00	0.55	Unique business model centered around shopping centers anchored by large grocery tenants. Contractual, annual rent increases combined with below market leases signed during 2008-2009 rolling over should support high-single digit FFO growth. Company is well positioned to expand its occupancy rate over time and should continue to benefit from a gradually improving domestic economy.
DAL	Delta Air Lines Inc. (US Listing)	0.00	0.51	Strong management team operating in a structurally stronger industry due to consolidation and new profit streams from ancillary fees. Company's $6 billion capital allocation will benefit shareholders through share repurchases and dividend growth. Valuation looks very attractive (9x NTM EPS) after over-correction due to fears of increasing industry competition.
SMG	Scotts Miracle Gro Company	0.00	0.17	The stock price corrected to the low end of its three-year forward P/E range as it modestly reduced its FY15 (September) EPS guidance due to transitory costs related to performance issues with one of its lawn fertilizers. The stock-price correction provided an attractive entry point. SMG combines low single-digit annual revenue growth with modest yearly increases in gross margin to produce solid long-term 10%+ EPS CAGR. Four-year dividend CAGR of +13%, excluding 2014's $2.00 special dividend.
TGT	Target Corporation	0.00	1.41	Company should benefit from healthier consumer spending trends expected in the months ahead after a 1H15 lull, driven by job gains / wage increases, low energy prices / inflation, and improved consumer confidence. New management taking proper steps, including Canada exit, $2B in cost reductions, merchandising improvements, digital investments, CVS relationship, accelerating smaller store formats. Valuation reasonable at 16x NTM EPS, 2.6% DY.
TEVA	Teva Pharmaceutical (Adr)	0.00	0.66	TEVA is set up to benefit from the key growth drivers in pharmaceuticals: 1) Its critical mass in the generics business is attractive in an increasingly cost-sensitive healthcare environment, 2) Its growth pipeline of branded products looks set to answer key unmet therapeutic needs in areas such as migraine, and 3) TEVA is in a strong position to take advantage of industry consolidation, either with Mylan and / or other opportunities, to drive significant additional cost savings and profitable growth.
V	Visa Inc. (Class A (US))	0.00	0.63	One of two dominant players in a relatively fragmented industry that has years of secular growth in front of it. The conversion from cash / checks is continuing both in the U.S. and abroad. This trend is further boosted by increasing online sales. The company has a large proprietary network that adds value for both consumers and merchants. This network would be difficult for a competitor to duplicate with a business model that requires minimal capital, high margins and free cash flow.

Portfolio Activity:
Sells
3/31/2015– 6/30/2015

	Company Name	Beginning Weight	Ending Weight	Rationale
CMI	Cummins Inc.	0.45	0.00	Very well managed company, but peaking heavy duty truck market in NA and company's significant exposure to challenged emerging markets represent significant risk to earnings over the near- to intermediate-term.
HP	Helmerich & Payne Inc.	0.49	0.00	Helmerich and Payne (HP) (US-focused oil and gas land driller) and Oceaneering International (OII) (provider of products and services for deepwater oil and gas exploration and production). The stocks of Oilfield Services companies have been de-emphasized as their customers, the integrated oils and exploration and production companies, severely trim their capital expenditures in the wake of lower oil and gas prices. The Oilfield Services companies suffer further from price and margin erosion which could persist well after an oil price recovery because of excess capacity of their products and services.
OII	Oceaneering International	0.22	0.00	Helmerich and Payne (HP) (US-focused oil and gas land driller) and Oceaneering International (OII) (provider of products and services for deepwater oil and gas exploration and production). The stocks of Oilfield Services companies have been de-emphasized as their customers, the integrated oils and exploration and production companies, severely trim their capital expenditures in the wake of lower oil and gas prices. The Oilfield Services companies suffer further from price and margin erosion which could persist well after an oil price recovery because of excess capacity of their products and services.
RSG	Republic Serivces Inc.	0.29	0.00	Full valuation given uneven execution the past several quarters and lack of pricing traction (i.e., competition and disinflationary environment) led us to sell our position in RSG.
RHI	Robert Half International	0.49	0.00	Very well run employment services firm, but full valuation and likelihood of decelerating growth likely to coincide with contracting valuation (now 2.1x) as we move later in economic cycle and temp penetration peaks.

Industry Sector Portfolio Valuation

Sit Dividend Growth

June 30, 2015

Company Name	Dividend Yield	'16 P/E	'15-'16 EPS Growth	YTD Total Return
COMMERCIAL SERVICES				
Nielsen N.V.	2.5%	15x	12%	0%
Moody's Corporation	1.3%	21x	13%	14%
Equifax Inc.	1.2%	20x	12%	20%
COMMUNICATIONS				
BCE Inc.	**5.2%**	**14x**	**5%**	**-7%**
Verizon Communications Inc.	4.7%	12x	3%	3%
CONSUMER DURABLES				
Genuine Parts Company	2.8%	17x	9%	-16%
Whirlpool Corporation	**2.1%**	**11x**	**23%**	**-11%**
Snap-on Incorporated	1.3%	18x	13%	18%
CONSUMER NON-DURABLES				
Procter & Gamble Company	3.3%	19x	5%	-10%
Kimberly-Clark Corporation	3.2%	18x	8%	-4%
PepsiCo, Inc.	2.9%	20x	8%	3%
J. M. Smucker Company	2.4%	17x	10%	9%
CONSUMER SERVICES				
H&R Block, Inc.	**2.7%**	**13x**	**14%**	**-10%**
Time Warner Inc.	1.6%	15x	24%	1%
Starbucks Corporation	1.2%	29x	18%	31%
Visa Inc. Class A	0.7%	22x	15%	2%

Company Name	Dividend Yield	'16 P/E	'15-'16 EPS Growth	YTD Total Return
HEALTH SERVICES				
Cardinal Health, Inc.	1.9%	17x	13%	4%
UnitedHealth Group Incorporated	1.7%	17x	14%	18%
HEALTH TECHNOLOGY				
Pfizer Inc.	3.3%	15x	11%	9%
Merck & Co., Inc.	3.1%	15x	11%	3%
Johnson & Johnson	3.1%	15x	4%	-5%
AbbVie, Inc.	**3.0%**	**14x**	**17%**	**5%**
Medtronic Plc	**2.1%**	**15x**	**11%**	**2%**
Abbott Laboratories	1.9%	20x	11%	10%
Sponsored ADR	1.9%	12x	-2%	7%
Becton, Dickinson and Company	1.7%	17x	20%	2%
St. Jude Medical, Inc.	1.6%	17x	10%	14%
Gilead Sciences, Inc.	1.5%	10x	3%	20%
Zimmer Biomet Holdings, Inc.	0.8%	14x	17%	-4%
PROCESS INDUSTRIES				
International Paper Company	**3.4%**	**11x**	**9%**	**-11%**
Agrium Inc.	3.4%	12x	17%	11%
LyondellBasell Industries NV	3.3%	9x	6%	22%
Scotts Miracle-Gro Company Class A	3.0%	15x	12%	-3%
Praxair, Inc.	2.5%	17x	11%	-9%
Archer-Daniels-Midland Company	2.4%	13x	8%	-8%

Industry Sector Portfolio Valuation

Sit Dividend Growth

June 30, 2015

Company Name	Dividend Yield	'16 P/E	'15-'16 EPS Growth	YTD Total Return
ELECTRONIC TECHNOLOGY				
Intel Corporation	3.3%	12x	11%	-17%
Xilinx, Inc.	2.9%	17x	8%	0%
Applied Materials, Inc.	**2.2%**	**12x**	**21%**	**-25%**
Apple Inc.	1.7%	13x	7%	12%
Avago Technologies Limited	**1.2%**	**13x**	**10%**	**28%**
Skyworks Solutions, Inc.	1.1%	16x	16%	32%
ENERGY MINERALS				
Occidental Petroleum Corporation	4.1%	26x	145%	-8%
Suncor Energy Inc.	3.4%	19x	70%	-14%
Marathon Petroleum Corporation	1.9%	11x	-16%	21%
Devon Energy Corporation	1.7%	36x	-18%	-8%
FINANCE				
Kayne Anderson MLP Investment Co	**9.1%**	**N/A**	**N/A**	**-19%**
Tortoise Energy Infrastructure Corp	**7.1%**	**N/A**	**N/A**	**-14%**
Macquarie Infrastructure Corporation	5.3%	38x	N/A	17%
PacWest Bancorp	4.4%	15x	8%	2%
Brixmor Property Group, Inc.	**3.8%**	**42x**	**22%**	**-2%**
Arthur J. Gallagher & Co.	3.1%	15x	14%	2%
AvalonBay Communities, Inc.	3.0%	40x	2%	4%
Invesco Ltd.	**3.0%**	**12x**	**17%**	**-7%**
Validus Holdings, Ltd.	2.9%	10x	-5%	10%
T. Rowe Price Group	2.7%	14x	9%	-8%
Prudential Financial, Inc.	2.7%	8x	3%	-5%
JPMorgan Chase & Co.	2.7%	10x	11%	7%
ACE Limited	2.6%	11x	4%	-10%
Marsh & McLennan Companies, Inc.	2.2%	17x	12%	0%
Ameriprise Financial, Inc.	2.2%	11x	16%	-7%
PNC Financial Services Group, Inc.	2.2%	12x	8%	4%
Discover Financial Services	2.0%	10x	9%	-13%
Hartford Financial Services Group, Inc.	1.7%	10x	9%	4%
Goldman Sachs Group, Inc.	1.3%	10x	3%	6%

Company Name	Dividend Yield	'16 P/E	'15-'16 EPS Growth	YTD Total Return
PRODUCER MANUFACTURING				
Lockheed Martin Corporation	3.2%	15x	12%	0%
Raytheon Company	**2.7%**	**14x**	**5%**	**-8%**
3M Company	2.7%	17x	11%	-6%
Tyco International PLC	2.2%	16x	6%	-13%
Illinois Tool Works Inc.	2.1%	16x	10%	-2%
Honeywell International Inc.	**2.1%**	**15x**	**10%**	**2%**
General Dynamics Corporation	1.9%	15x	8%	5%
Delphi Automotive PLC	1.3%	12x	18%	8%
RETAIL TRADE				
Target Corporation	**2.7%**	**16x**	**10%**	**11%**
Wal-Mart Stores, Inc.	2.7%	15x	5%	-14%
Macy's Inc	2.2%	13x	10%	2%
Home Depot, Inc.	2.1%	18x	14%	7%
CVS Health Corporation	1.3%	18x	14%	9%
TJX Companies, Inc.	1.2%	18x	12%	-1%
TECHNOLOGY SERVICES				
Microsoft Corporation	2.8%	16x	16%	-3%
Automatic Data Processing, Inc.	2.4%	24x	14%	-3%
Accenture Plc	2.1%	19x	9%	10%
Oracle Corporation	1.5%	13x	9%	-11%
TRANSPORTATION				
United Parcel Service, Inc. Class B	3.1%	17x	11%	-13%
Union Pacific Corporation	2.3%	14x	14%	-19%
Ryder System, Inc.	**1.7%**	**12x**	**13%**	**-5%**
Delta Air Lines, Inc.	**1.3%**	**8x**	**20%**	**-18%**
UTILITIES				
CenterPoint Energy, Inc.	5.2%	17x	10%	-16%
Kinder Morgan Inc Class P	5.1%	38x	14%	-10%
Laclede Group, Inc.	3.4%	16x	6%	3%
NextEra Energy, Inc.	3.0%	17x	8%	-3%
WEC Energy Group Inc	3.6%	16x	6%	-8%

Sit Dividend Growth Fund

June 30, 2015

(Medians)

	Valuation			Dividends		
	NTM P/E	Free Cash Flow Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Account (DGF225)	16.7x	5.1%	2.4%	11.8%	12.2%	40%
S&P 500 Index	18.2x	4.5%	1.9%	10.4%	12.0%	32%
Russell 1000 Growth Index	19.5x	4.2%	1.0%	12.9%	13.7%	20%
Russell 1000 Value Index	17.4x	4.6%	1.8%	8.6%	9.7%	30%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'14-'15 EPS Growth	Long Term Growth	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth Account (DGF225)	12.6	7%	10%	13.7%	10.8%	24.5%
S&P 500 Index	16.6	5%	10%	12.0%	8.5%	28.6%
Russell 1000 Growth Index	16.4	10%	12%	12.0%	8.5%	27.9%
Russell 1000 Value Index	21.1	1%	9%	8.4%	6.1%	32.7%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings
Sit Dividend Growth Fund
June 30, 2015

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2015 P/E Ratio
MEDTRONIC PLC	HEALTH TECHNOLOGY	$ 32,558	3.1%	7.1%	17 x
HOME DEPOT INC	RETAIL TRADE	26,974	2.6%	13.4%	21 x
MICROSOFT CORP	TECHNOLOGY SERVICES	25,438	2.5%	11.2%	18 x
APPLE INC	ELECTRONIC TECHNOLOGY	25,417	2.5%	15.0%	14 x
HONEYWELL INTERNATIONAL INC	PRODUCER MANUFACTURING	24,045	2.3%	9.2%	17 x
JPMORGAN CHASE & CO	FINANCE	23,426	2.3%	7.6%	12 x
PEPSICO INC	CONSUMER NON - DURABLES	23,209	2.2%	8.2%	21 x
VERIZON COMMUNICATIONS INC	COMMUNICATIONS	20,926	2.0%	9.6%	12 x
INTEL CORP	ELECTRONIC TECHNOLOGY	19,052	1.8%	8.7%	14 x
BECTON DICKINSON AND CO	HEALTH TECHNOLOGY	18,666	1.8%	11.1%	20 x
PFIZER INC	HEALTH TECHNOLOGY	18,589	1.8%	1.9%	16 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	17,601	1.7%	5.0%	16 x
CVS HEALTH CORPORATION	RETAIL TRADE	17,525	1.7%	14.9%	20 x
AVAGO TECHNOLOGIES LTD	ELECTRONIC TECHNOLOGY	17,307	1.7%	19.6%	16 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	16,743	1.6%	6.6%	20 x
UNITEDHEALTH GROUP INC	HEALTH SERVICES	16,589	1.6%	11.6%	19 x
TIME WARNER INC	CONSUMER SERVICES	15,642	1.5%	17.8%	19 x
CARDINAL HEALTH INC	HEALTH SERVICES	15,191	1.5%	10.0%	19 x
TARGET CORP	RETAIL TRADE	14,695	1.4%	20.0%	18 x
APPLIED MATERIALS INC	ELECTRONIC TECHNOLOGY	14,595	1.4%	12.7%	16 x
KIMBERLY CLARK CORP	CONSUMER NON - DURABLES	14,372	1.4%	7.3%	19 x
ABBVIE INC	HEALTH TECHNOLOGY	14,093	1.4%	14.3%	16 x
NEXTERA ENERGY INC	UTILITIES	13,888	1.3%	6.2%	18 x
AMERIPRISE FINANCIAL INC	FINANCE	13,364	1.3%	13.6%	13 x
RYDER SYS INC	TRANSPORTATION	13,036	1.3%	13.5%	14 x
	TOTAL		45.7		

Number of Equity Holdings = 91

Sit Dividend Growth Fund: Dividend Increases Over the Last 12 Months

June 30, 2015

Ticker	Company Name	Trailing 12 Month Dividend 6/30/14	Trailing 12 Month Dividend 6/30/15	Change in Dividend Rate (%)
SWKS	SKYWORKS SOLUTIONS INC.	0.11	0.50	355%
BRX	BRIXMOR PROPERTY GROUP, INC.	0.33	0.85	160%
PACW	PACWEST BANCORP.	1.00	1.75	75%
DAL	DELTA AIR LINES INC.	0.24	0.36	50%
AVGO	AVAGO TECHNOLOGIES LTD.	0.86	1.19	39%
UNH	UNITEDHEALTH GROUP INCORPORATED	1.22	1.63	34%
ABT	ABBOTT LABORATORIES	0.72	0.92	28%
MMM	3M CO.	2.98	3.76	26%
CVS	CVS CAREMARK CORP.	1.00	1.25	25%
UNP	UNION PACIFIC CORP.	1.70	2.10	24%
HD	HOME DEPOT INC.	1.72	2.12	23%
SBUX	STARBUCKS CORP.	0.50	0.61	23%
M	MACY'S INC.	1.06	1.30	22%
NLSN	NIELSEN HOLDINGS N.V.	0.85	1.03	21%
ADM	ARCHER DANIELS MIDLAND CO.	0.86	1.04	21%
TGT	TARGET CORP.	1.72	2.08	21%
TJX	TJX COS.	0.61	0.74	20%
V	VISA INC.	0.38	0.46	20%
HIG	HARTFORD FINANCIAL SERVICES GROUP INC.	0.60	0.72	20%
LYB	LYONDELLBASELL INDUSTRIES N.V. CL A	2.40	2.88	20%
WHR	WHIRLPOOL CORP.	2.63	3.15	20%
DLPH	DELPHI AUTOMOTIVE PLC	0.84	1.00	19%
SNA	SNAP-ON INC.	1.70	2.03	19%
DFS	DISCOVER FINANCIAL SERVICES	0.84	1.00	19%
MPC	MARATHON PETROLEUM CORP.	0.84	1.00	19%
TROW	T. ROWE PRICE GROUP INC.	1.64	1.92	17%
MCO	MOODY'S CORP.	1.06	1.24	17%
SU	SUNCOR ENERGY INC.	0.81	0.94	16%
MDT	MEDTRONIC, INC.	1.12	1.30	16%
ITW	ILLINOIS TOOL WORKS INC.	1.68	1.94	15%
ACE	ACE LTD.	2.28	2.62	15%
EFX	EQUIFAX INC.	0.94	1.08	15%
IP	INTERNATIONAL PAPER CO.	1.35	1.55	15%
PRU	PRUDENTIAL FINANCIAL INC.	1.99	2.27	14%
GD	GENERAL DYNAMICS CORP.	2.30	2.62	14%
HON	HONEYWELL INTERNATIONAL INC.	1.76	2.00	14%
ABBV	ABBVIE INC.	1.62	1.84	14%
XLNX	XILINX INC.	1.04	1.18	13%
LMT	LOCKHEED MARTIN CORP.	5.14	5.83	13%
CAH	CARDINAL HEALTH INC.	1.25	1.41	13%
PEP	PEPSICO INC.	2.36	2.67	13%
MSFT	MICROSOFT CORP.	1.07	1.21	13%
TYC	TYCO INTL	0.66	0.75	13%
AMP	AMERIPRISE FINANCIAL INC.	2.14	2.41	13%
MMC	MARSH & MCLENNAN COS.	1.00	1.12	12%
MIC	MACQUARIE INFRASTRUCTURE CO. LLC	3.60	4.02	12%

Ticker	Company Name	Trailing 12 Month Dividend 6/30/14	Trailing 12 Month Dividend 6/30/15	Change in Dividend Rate (%)
GS	GOLDMAN SACHS GROUP INC.	2.15	2.40	12%
RTN	RAYTHEON CO.	2.31	2.55	10%
SJM	J.M. SMUCKER CO.	2.32	2.56	10%
TWX	TIME WARNER INC.	1.21	1.34	10%
IVZ	INVESCO LTD.	0.93	1.02	10%
BDX	BECTON, DICKINSON AND COMPANY	2.13	2.35	10%
KMI	KINDER MORGAN INC.	1.64	1.80	10%
ACN	ACCENTURE LTD.	1.86	2.04	10%
PX	PRAXAIR INC.	2.50	2.73	9%
CNP	CENTERPOINT ENERGY INC.	0.89	0.97	9%
R	RYDER SYSTEM INC.	1.36	1.48	9%
AAPL	APPLE INC.	1.78	1.93	9%
UPS	UNITED PARCEL SERVICE INC. (CL B)	2.58	2.80	9%
KYN	KAYNE ANDERSON MLP INVESTMENT CO.	2.98	3.23	8%
PNC	PNC FINANCIAL SERVICES GROUP INC.	1.80	1.95	8%
AVB	AVALONBAY COMMUNITIES INC.	4.46	4.82	8%
PFE	PFIZER INC.	1.00	1.08	8%
NEE	FPL GROUP INC.	2.77	2.99	8%
STJ	ST. JUDE MEDICAL, INC.	1.04	1.12	8%
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LTD. (ADS)	4.72	5.06	7%
OXY	OCCIDENTAL PETROLEUM CORP.	2.72	2.91	7%
GPC	GENUINE PARTS CO.	2.23	2.38	7%
DVN	DEVON ENERGY CORP.	0.90	0.96	7%
TYG	TORTOISE ENERGY INFRASTRUCTURE CORP.	3.44	3.67	7%
JNJ	JOHNSON & JOHNSON	2.68	2.85	6%
ORCL	ORACLE CORP.	0.48	0.51	6%
PG	PROCTER & GAMBLE CO.	2.45	2.59	6%
JPM	JPMORGAN CHASE & CO.	1.52	1.60	5%
AGU	AGRIUM INC.	3.01	3.17	5%
WEC	WISCONSIN ENERGY CORP.	1.55	1.63	5%
ZBH	ZIMMER HOLDINGS, INC.	0.84	0.88	5%
LG	LACLEDE GROUP, INC.	1.75	1.82	4%
KMB	KIMBERLY-CLARK CORP.	3.30	3.44	4%
ADP	AUTOMATIC DATA PROCESSING INC.	1.88	1.95	4%
VZ	VERIZON COMMUNICATIONS INC.	2.11	2.18	4%
INTC	INTEL CORP.	0.90	0.93	3%
VR	VALIDUS HOLDINGS LTD.	1.20	1.24	3%
SMG	SCOTTS MIRACLE-GRO CO.	1.75	1.80	3%
AJG	ARTHUR J. GALLAGHER & CO.	1.42	1.46	3%
MRK	MERCK & CO.	1.75	1.79	2%
WMT	WAL-MART STORES INC.	1.90	1.94	2%
AMAT	APPLIED MATERIALS INC.	0.40	0.40	0%
HRB	H&R BLOCK INC.	0.80	0.80	0%
BCE	BCE INC.	2.25	2.12	-6%
GILD	GILEAD SCIENCES INC.	-	0.43	n/a

Summary Statistics	Sit Dividend Growth	S&P 500
Median Dividend Increase	11.8%	10.4%
Total Number of Dividend Increases / Total Number of Holdings	88 / 91 (97%)	363 / 500 (73%)

Sit Dividend Growth

Portfolio Free Cash Flow Yield Summary*

June 30, 2015

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Archer-Daniels-Midland Company	0.71	3,564	27,831	12.8	2.4	15.2
Gilead Sciences, Inc.	1.17	16,433	168,662	9.7	1.5	11.3
Delta Air Lines, Inc.	0.51	3,074	38,185	8.1	0.9	8.9
LyondellBasell Industries NV	0.61	3,843	49,508	7.8	3.3	11.0
Apple Inc.	2.46	53,100	716,501	7.4	1.7	9.1
Oracle Corporation	0.99	10,690	160,471	6.7	1.5	8.2
Cardinal Health, Inc.	1.47	1,689	28,699	5.9	1.9	7.7
General Dynamics Corporation	1.01	2,683	45,789	5.9	1.9	7.8
Intel Corporation	1.84	7,464	140,517	5.3	3.3	8.6
Automatic Data Processing, Inc.	0.69	1,805	35,745	5.0	2.4	7.5
Macy's Inc	1.25	1,354	27,322	5.0	2.2	7.1
Xilinx, Inc.	0.48	455	9,302	4.9	2.9	7.8
UnitedHealth Group Incorporated	1.60	5,924	131,861	4.5	1.7	6.2
International Paper Company	1.14	1,200	27,347	4.4	3.4	7.8
H&R Block, Inc.	1.04	260	6,248	4.2	2.7	6.8
Target Corporation	1.42	2,627	63,887	4.1	2.7	6.8
Delphi Automotive PLC	0.75	1,009	24,699	4.1	1.3	5.4
Marathon Petroleum Corporation	0.76	1,395	35,099	4.0	1.9	5.8
TJX Companies, Inc.	1.02	1,579	44,759	3.5	1.2	4.8
CVS Health Corporation	1.69	4,420	128,006	3.5	1.3	4.8
Accenture Plc	0.75	2,535	73,516	3.4	2.1	5.5
Moody's Corporation	0.70	784	22,952	3.4	1.3	4.7
Equifax Inc.	0.48	439	12,891	3.4	1.2	4.6
St. Jude Medical, Inc.	1.13	780	23,159	3.4	1.6	4.9
Home Depot, Inc.	2.61	4,948	159,660	3.1	2.1	5.2
Skyworks Solutions, Inc.	0.44	525	17,463	3.0	1.1	4.1
Verizon Communications Inc.	2.02	8,516	293,472	2.9	4.7	7.6
Applied Materials, Inc.	1.41	620	21,631	2.9	2.2	5.0
Genuine Parts Company	0.57	395	14,010	2.8	2.8	5.6
3M Company	0.92	2,821	101,094	2.8	2.7	5.5
Microsoft Corporation	2.46	16,590	656,884	2.5	2.8	5.3
Medtronic Plc	3.15	2,994	119,887	2.5	2.1	4.6
PepsiCo, Inc.	2.24	4,001	161,266	2.5	2.9	5.4
Avago Technologies Limited	1.67	874	37,113	2.4	1.2	3.6
Nielsen N.V.	0.69	524	23,000	2.3	2.5	4.8

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Johnson & Johnson	1.70	5,728	256,792	2.2	3.1	5.3
United Parcel Service, Inc. Class B	1.16	1,433	74,509	1.9	3.1	5.0
Snap-on Incorporated	1.23	194	10,116	1.9	1.3	3.2
Zimmer Biomet Holdings, Inc.	0.68	399	21,673	1.8	0.8	2.7
Starbucks Corporation	1.01	1,458	80,318	1.8	1.2	3.0
Illinois Tool Works Inc.	0.77	652	37,274	1.7	2.1	3.9
Wal-Mart Stores, Inc.	1.20	8,634	515,087	1.7	2.7	4.4
Whirlpool Corporation	0.91	290	17,610	1.6	2.1	3.8
Pfizer Inc.	1.80	6,782	414,090	1.6	3.3	5.0
Time Warner Inc.	1.51	1,438	90,635	1.6	1.6	3.2
Raytheon Company	0.93	480	30,714	1.6	2.7	4.3
NextEra Energy, Inc.	1.34	1,071	72,759	1.5	3.0	4.5
Becton, Dickinson and Company	1.80	420	30,779	1.4	1.7	3.1
Honeywell International Inc.	2.32	2,128	160,186	1.3	2.1	3.4
J. M. Smucker Company	0.84	232	19,024	1.2	2.4	3.6
Abbott Laboratories	1.12	921	76,819	1.2	1.9	3.1
Union Pacific Corporation	0.75	937	93,819	1.0	2.3	3.3
AbbVie, Inc.	1.36	1,084	114,425	0.9	3.0	4.0
Procter & Gamble Company	1.62	4,193	459,815	0.9	3.3	4.2
Tyco International PLC	0.75	144	16,509	0.9	2.2	3.0
Praxair, Inc.	0.50	372	43,165	0.9	2.5	3.3
Merck & Co., Inc.	1.22	1,231	167,854	0.7	3.1	3.9
BCE Inc.	0.84	373	55,547	0.7	5.2	5.9
Kimberly-Clark Corporation	1.39	106	46,077	0.2	3.2	3.5
WEC Energy Group Inc	0.68	27	15,890	0.2	2.0	2.1
Lockheed Martin Corporation	1.04	49	64,543	0.1	3.2	3.2
Suncor Energy Inc.	0.83	-176	45,838	-0.4	3.4	3.0
CenterPoint Energy, Inc.	0.87	-140	16,293	-0.9	5.2	4.3
Kinder Morgan Inc Class P	0.75	-1,167	123,217	-0.9	5.1	4.2
Laclede Group, Inc.	0.96	-45	4,461	-1.0	3.4	2.4
Scotts Miracle-Gro Company Class A	0.17	-87	4,365	-2.0	3.0	1.0
Occidental Petroleum Corporation	1.18	-1,657	54,749	-3.0	4.1	1.1
Devon Energy Corporation	1.09	-1,702	35,422	-4.8	1.7	-3.1
Agrium Inc.	0.79	-1,132	18,908	-6.0	3.4	-2.6
Sit Dividend Growth Median		1,071	45,789	2.3	2.4	4.7

*** Excludes Financials and ADRs**

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Sit Dividend Growth

Cash Returned to Shareholders (Dividends plus Stock Buybacks)

June 30, 2015

ISSUE DESCRIPTION	Dividend Yield	Buyback Yield*	Total Yield
LyondellBasell Industries NV	3.3	13.1	16.3
Illinois Tool Works Inc.	2.1	12.2	14.3
Tyco International PLC	2.2	9.7	11.9
Validus Holdings, Ltd.	2.9	7.9	10.7
Macy's Inc	2.2	7.3	9.5
Time Warner Inc.	1.6	7.1	8.7
Hartford Financial Services Group, Inc.	1.7	6.8	8.5
Intel Corporation	3.3	5.1	8.3
Archer-Daniels-Midland Company	2.4	5.6	7.9
Marathon Petroleum Corporation	1.9	6.1	7.9
Home Depot, Inc.	2.1	5.3	7.4
Kayne Anderson MLP Investment Co	9.1	-1.7	7.4
Goldman Sachs Group, Inc.	1.3	6.1	7.4
Discover Financial Services	2.0	5.2	7.2
Tortoise Energy Infrastructure Corp	7.1	0.0	7.1
Ameriprise Financial, Inc.	2.2	4.8	7.0
Pfizer Inc.	3.3	3.6	6.9
Moody's Corporation	1.3	5.7	6.9
Delphi Automotive PLC	1.3	5.6	6.9
Xilinx, Inc.	2.9	3.8	6.8
Kimberly-Clark Corporation	3.2	3.4	6.6
Occidental Petroleum Corporation	4.1	2.4	6.6
Merck & Co., Inc.	3.1	3.4	6.6
Apple Inc.	1.7	4.8	6.5
Verizon Communications Inc.	4.7	1.6	6.4
General Dynamics Corporation	1.9	4.3	6.2
Gilead Sciences, Inc.	1.5	4.7	6.2
ACE Limited	2.6	3.4	6.0
Nielsen N.V.	2.5	3.4	5.9
International Paper Company	3.4	2.5	5.9
3M Company	2.7	3.2	5.9
PepsiCo, Inc.	2.9	2.6	5.6
Union Pacific Corporation	2.3	3.1	5.4
PNC Financial Services Group, Inc.	2.2	3.2	5.3
Raytheon Company	2.7	2.5	5.2
Automatic Data Processing, Inc.	2.4	2.7	5.1
Johnson & Johnson	3.1	2.0	5.1
CenterPoint Energy, Inc.	5.2	-0.1	5.0
CVS Health Corporation	1.3	3.6	5.0
Suncor Energy Inc.	3.4	1.6	5.0
Delta Air Lines, Inc.	0.9	4.0	4.9
JPMorgan Chase & Co.	2.7	2.1	4.7
UnitedHealth Group Incorporated	1.7	3.0	4.7
Cardinal Health, Inc.	1.9	2.8	4.7
Microsoft Corporation	2.8	1.8	4.6
Prudential Financial, Inc.	2.7	1.6	4.3

ISSUE DESCRIPTION	Dividend Yield	Buyback Yield*	Total Yield
Marsh & McLennan Companies, Inc.	2.2	2.1	4.3
Oracle Corporation	1.5	2.8	4.3
PacWest Bancorp	4.4	-0.2	4.2
TJX Companies, Inc.	1.2	2.9	4.1
Praxair, Inc.	2.5	1.7	4.1
Lockheed Martin Corporation	3.2	0.9	4.1
Agrium Inc.	3.4	0.5	3.9
Equifax Inc.	1.2	2.6	3.8
Genuine Parts Company	2.8	0.9	3.7
United Parcel Service, Inc. Class B	3.1	0.7	3.7
T. Rowe Price Group	2.7	0.8	3.6
Invesco Ltd.	3.0	0.5	3.5
Accenture Plc	2.1	1.1	3.2
Scotts Miracle-Gro Company Class A	3.0	0.0	3.1
St. Jude Medical, Inc.	1.6	1.5	3.0
Procter & Gamble Company	3.3	-0.3	3.0
Laclede Group, Inc.	3.4	-0.4	3.0
AbbVie, Inc.	3.0	-0.1	2.9
Abbott Laboratories	1.9	0.9	2.8
Visa Inc. Class A	0.7	2.1	2.8
Wal-Mart Stores, Inc.	2.7	0.1	2.8
H&R Block, Inc.	2.7	-0.4	2.3
Honeywell International Inc.	2.1	0.2	2.2
WEC Energy Group Inc	2.0	0.0	2.0
Target Corporation	2.7	-0.7	2.0
Starbucks Corporation	1.2	0.4	1.6
Ryder System, Inc.	1.7	-0.2	1.5
NextEra Energy, Inc.	3.0	-1.7	1.3
Snap-on Incorporated	1.3	-0.1	1.2
AvalonBay Communities, Inc.	3.0	-1.9	1.1
Teva Pharmaceutical Industries Limited Spor	1.9	-0.9	1.0
Applied Materials, Inc.	2.2	-1.2	1.0
Whirlpool Corporation	2.1	-1.2	0.9
Devon Energy Corporation	1.7	-0.8	0.9
Skyworks Solutions, Inc.	1.1	-0.9	0.2
Avago Technologies Limited	1.2	-3.2	-2.0
Arthur J. Gallagher & Co.	3.1	#N/A	#N/A
BCE Inc.	5.2	#N/A	#N/A
Becton, Dickinson and Company	1.7	#N/A	#N/A
Brixmor Property Group, Inc.	3.8	#N/A	#N/A
J. M. Smucker Company	2.4	#N/A	#N/A
Kinder Morgan Inc Class P	5.1	#N/A	#N/A
Macquarie Infrastructure Corporation	5.3	#N/A	#N/A
Medtronic Plc	2.1	#N/A	#N/A
Zimmer Biomet Holdings, Inc.	0.8	#N/A	#N/A

Sit Dividend Growth Median	2.4	2.1	4.5
S&P 500 Median	1.9	1.4	3.3

*Buyback yield indicates the Last Twelve Months Percent Change in Shares Outstanding over the Market Cap of the Company

Historical Dividend Growth


Sit Dividend Growth vs. S&P 500
Trailing 12 Month Dividend, Median Y/Y Growth
20%
15%
10%
5%
0%
-5%
Sit Dividend Growth
S&P 500
11.8%
10.4%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14

Source: FactSet, July 1, 2015

Historical Dividend Growth



Sit Dividend Growth vs. S&P 500
Weighted Average Dividend Yield
Based on Indicated Annual Dividend Rate
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Sit Dividend Growth
S&P 500
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
2.4%
2.0%

Source: FactSet, July 1, 2015

Yields shown are before fees; yields would be lower after fees. You cannot invest directly in an index.

Portfolio Market Capitalization Summary

Sit Dividend Growth

June 30, 2015

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE INC	202,650	87.229	125.425	2.5	722,577
MICROSOFT CORP	576,175	33.350	44.150	2.5	358,189
JOHNSON & JOHNSON	180,600	90.008	97.460	1.7	270,261
JPMORGAN CHASE & CO	345,725	44.253	67.760	2.3	251,463
WAL-MART STORES INC	175,300	81.250	70.930	1.2	228,434
PROCTER & GAMBLE CO	214,000	71.376	78.240	1.6	212,265
PFIZER INC	554,400	25.521	33.530	1.8	206,467
VERIZON COMMUNICATIONS INC	448,950	42.511	46.610	2.0	190,098
ORACLE CORP	255,025	42.952	40.300	1.0	174,744
GILEAD SCIENCES INC	103,175	100.207	117.080	1.2	172,061
MERCK & CO INC	222,275	42.962	56.930	1.2	160,840
HOME DEPOT INC	242,725	72.952	111.130	2.6	144,355
INTEL CORP	626,400	27.071	30.415	1.8	144,289
PEPSICO INC	248,650	72.032	93.340	2.2	137,775
VISA INC	96,800	66.133	67.150	0.6	131,441
CVS HEALTH CORPORATION	167,100	50.436	104.880	1.7	118,339
UNITEDHEALTH GROUP INC	135,975	72.550	122.000	1.6	116,132
ABBVIE INC	209,750	58.151	67.190	1.4	107,039
MEDTRONIC PLC	439,375	74.912	74.100	3.1	104,952
3M CO	61,400	117.242	154.300	0.9	97,879
GOLDMAN SACHS GROUP INC	47,475	169.553	208.790	1.0	90,201
UNION PACIFIC CORP	81,575	73.889	95.370	0.8	83,809
KINDER MORGAN INC	200,825	37.574	38.390	0.7	82,715
STARBUCKS CORP	195,050	40.447	53.615	1.0	80,401
HONEYWELL INTERNATIONAL INC	235,800	78.303	101.970	2.3	79,711
ABBOTT LABORATORIES	235,825	37.031	49.080	1.1	73,068
TIME WARNER INC	178,950	67.653	87.410	1.5	72,078
UNITED PARCEL SERVICE INC	123,750	90.318	96.910	1.2	67,984
ACCENTURE PLC	79,875	71.405	96.780	0.7	60,404
OCCIDENTAL PETROLEUM CORP	157,325	85.433	77.770	1.2	59,737
LOCKHEED MARTIN CORP	57,950	169.033	185.900	1.0	58,797
TEVA PHARMACEUTICAL-SP ADR	116,900	60.919	59.100	0.7	56,697
TARGET CORP	180,025	80.325	81.630	1.4	52,120
PNC FINL SVCS GROUP INC/THE	114,800	86.606	95.650	1.1	49,539
LYONDELLBASELL INDUSTRIES	61,200	96.034	103.520	0.6	48,741
GENERAL DYNAMICS CORP	74,000	137.357	141.690	1.0	46,578
TJX COS INC	159,575	57.712	66.170	1.0	45,021
NEXTERA ENERGY INC	141,675	82.349	98.030	1.3	43,537
SUNCOR ENERGY INC	312,250	32.564	27.520	0.8	39,782
PRUDENTIAL FINANCIAL INC	115,975	86.017	87.520	1.0	39,647
KIMBERLY CLARK CORP	135,625	111.901	105.970	1.4	38,584
AUTOMATIC DATA PROCESSING INC	89,450	53.701	80.230	0.7	37,670
BCE INC	205,450	45.176	42.500	0.8	36,037
AVAGO TECHNOLOGIES LTD	130,200	54.094	132.930	1.7	34,526
PRAXAIR INC	43,000	122.444	119.550	0.5	34,467
ILLINOIS TOOL WORKS INC	86,375	94.983	91.790	0.8	33,750

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
DELTA AIR LINES INC	128,950	43.929	41.080	0.5	33,533
ACE LTD	50,975	85.532	101.680	0.5	33,208
MARSH & MCLENNAN COS INC	108,200	40.083	56.700	0.6	30,528
ARCHER DANIELS MIDLAND CO	151,900	45.024	48.220	0.7	29,914
BECTON DICKINSON AND CO	131,775	119.483	141.650	1.8	29,660
RAYTHEON CO	100,400	101.265	95.680	0.9	29,196
MARATHON PETROLEUM CORP	150,675	37.397	52.310	0.8	28,419
CARDINAL HEALTH INC	181,600	54.282	83.650	1.5	27,674
DISCOVER FINANCIAL SERVICES	134,625	53.240	57.620	0.7	25,497
DELPHI AUTOMOTIVE PLC	91,525	66.515	85.090	0.8	24,569
DEVON ENERGY CORP	188,775	66.920	59.490	1.1	24,456
APPLIED MATERIALS INC	759,375	17.594	19.220	1.4	23,671
MACYS INC	191,196	57.659	67.470	1.2	22,698
AMERIPRISE FINANCIAL INC	106,975	66.052	124.930	1.3	22,660
ZIMMER BIOMET HLDGS INC	64,175	113.079	109.230	0.7	22,185
MOODYS CORP	67,375	69.576	107.960	0.7	21,830
AVALONBAY CMNTYS INC	47,500	157.319	159.870	0.7	21,133
ST JUDE MEDICAL INC	160,500	64.288	73.070	1.1	20,469
T ROWE PRICE GROUP INC	41,275	80.837	77.730	0.3	20,255
INTERNATIONAL PAPER CO	247,125	46.729	47.590	1.1	20,124
SKYWORKS SOLUTIONS INC	43,500	83.663	104.100	0.4	19,893
HARTFORD FINL SVCS GROUP	237,675	39.878	41.570	1.0	17,456
NIELSEN NV	160,525	37.544	44.770	0.7	16,478
TYCO INTERNATIONAL PLC	200,625	37.651	38.480	0.7	16,201
INVESCO LTD	311,225	39.158	37.490	1.1	16,147
AGRIUM INC	77,350	99.350	105.950	0.8	15,154
GENUINE PARTS CO	66,425	85.679	89.530	0.6	13,626
WHIRLPOOL CORP	54,650	201.858	173.050	0.9	13,609
JM SMUCKER CO	80,225	100.982	108.410	0.8	12,973
EQUIFAX INC	51,425	69.319	97.090	0.5	11,586
XILINX INC	112,525	40.482	44.160	0.5	11,423
WEC ENERGY GROUP INC	157,500	45.350	44.970	0.7	10,141
SNAP-ON INC	79,825	71.842	159.250	1.2	9,288
CENTERPOINT ENERGY INC	470,400	21.236	19.030	0.9	8,187
BLOCK H & R INC	364,200	30.188	29.650	1.0	8,162
GALLAGHER ARTHUR J & CO	96,900	45.590	47.300	0.4	7,944
BRIXMOR PPTY GROUP INC	246,775	23.980	23.130	0.6	6,878
MACQUARIE INFRASTRUCTURE	136,150	64.013	82.630	1.1	6,569
PACWEST BANCORP DEL	262,050	45.559	46.760	1.2	4,772
RYDER SYS INC	149,200	81.422	87.370	1.3	4,658
VALIDUS HOLDINGS LTD	112,175	37.305	43.990	0.5	3,721
SCOTTS MIRACLE GRO CO	30,075	59.533	59.210	0.2	3,627
KAYNE ANDERSON MLP INVSM	147,800	36.358	30.690	0.4	3,403
LACLEDE GROUP INC	191,048	47.843	52.060	1.0	2,255
TORTOISE ENERGY INFRSTRCT	200,400	39.824	36.910	0.7	1,772

WEIGHTED AVERAGE:	98,289
UNWEIGHTED AVERAGE:	68,712
MEDIAN:	33,750

Sit Dividend Growth
Active Share vs. S&P 500 Index

Portfolio Market Capitalization
Percent of Total Holdings
June 30, 2015

Mkt. Cap. ($Bil)	Port. Weight	Bench. Weight	Difference
Total	**100.00**	**100.00**	**--**
Bil) Bin 1: > 50.0	49.33	61.79	-12.46
l) Bin 2: 25.0 - 50.0	20.65	17.07	3.58
l) Bin 3: 10.0 - 25.0	19.11	16.49	2.62
il) Bin 4: 2.0 - 10.0	9.66	4.22	5.44
3il) Bin 5: 0.5 - 2.0	0.71	--	0.71
Cash]	0.53	--	0.53

Holdings Data As Of
DGF225 6/30/2015
SP_500 6/30/2015

Portfolio Active % Share



75
70
65
60
55
50
6/28/2013
9/30/2013
12/31/2013
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015
6/30/2015

Equity Characteristics
Dividend Growth
June 30, 2015

	Sit Dividend Growth Fund	S&P 500	Russell 1000 Growth
Earnings Outlook - Strong Growth [1]			
2014 Projected Gain	+16.9%	+13.0%	+19.7%
2015 Projected Gain	+7.0%	+6.6%	+12.3%
5-Year Projected Growth	+9.8%	+11.0%	+14.5%
Dividend Yield			
Total Fund	+2.5%	+2.1%	+1.5%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+12.2%	+13.0%	+15.9%
Weighted Average Price/Earnings Ratio [2]			
FY1 Calendar P/E	18.2x	20.3x	22.6x
FY2 Calendar P/E	16.2x	19.2x	22.6x
Median Price/Earnings Ratio [2]			
FY1 Calendar P/E	16.7x	18.5x	20.0x
FY2 Calendar P/E	15.3x	16.6x	17.9x
Average P/E-to-5-Year Earnings Growth Ratio			
FY1 Calendar PEG	2.0x	2.0x	1.9x
FY2 Calendar PEG	1.8x	1.9x	1.7x
Weighted Average Market Capitalization ($MIL)	98,289	135,139	130,451

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	09/12	12/12	03/13	06/13	09/13	12/13	03/14	06/14	09/14	12/14	03/15	06/15
NON-ENERGY MINERALS	0.7	0.7	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PRODUCER MANUFACTURING	9.2	9.3	9.8	11.0	10.2	9.7	10.7	11.0	9.8	9.5	9.5	8.5
ELECTRONIC TECHNOLOGY	10.2	10.1	9.7	9.2	9.3	8.9	8.5	8.4	9.3	8.4	8.0	8.3
CONSUMER DURABLES	3.5	3.5	3.5	2.7	2.8	1.3	1.4	1.9	2.1	2.1	3.1	2.7
ENERGY MINERALS	9.2	9.1	9.2	8.7	8.1	8.2	6.7	8.1	7.6	5.0	3.6	3.9
PROCESS INDUSTRIES	1.5	0.6	0.9	1.3	2.0	2.2	2.1	3.0	3.3	3.0	3.6	3.9
HEALTH TECHNOLOGY	10.5	11.0	11.2	11.8	12.2	13.1	14.3	13.2	13.4	14.8	15.8	15.8
CONSUMER NON-DURABLES	9.6	10.0	9.8	9.9	9.5	7.7	6.7	6.4	6.9	6.7	5.9	6.1
INDUSTRIAL SERVICES	2.4	2.3	2.1	2.0	2.0	2.3	2.1	3.2	3.0	2.1	1.0	0.0
COMMERCIAL SERVICES	0.0	0.8	0.7	1.5	2.4	3.4	3.1	3.0	2.8	3.0	2.7	1.9
TECHNOLOGY SERVICES	5.8	5.1	5.0	5.0	4.9	4.9	5.2	5.2	5.2	4.3	4.7	4.9
HEALTH SERVICES	2.9	3.0	2.5	2.9	3.0	3.3	3.4	3.1	3.2	2.6	3.1	3.1
CONSUMER SERVICES	2.0	1.9	1.9	2.3	2.3	3.4	3.2	2.8	1.3	3.5	3.5	4.2
RETAIL TRADE	6.4	6.4	5.7	5.8	6.1	5.5	4.9	5.0	5.5	7.2	8.4	9.2
TRANSPORTATION	1.9	1.9	2.6	2.0	1.8	2.1	2.9	2.8	2.8	3.2	3.1	3.7
UTILITIES	4.2	4.1	4.1	4.1	3.4	3.3	3.0	3.6	4.8	4.8	4.5	4.6
FINANCE	16.3	16.6	17.1	16.3	16.6	17.5	18.7	16.9	16.7	17.3	16.5	16.4
COMMUNICATIONS	3.8	3.7	3.6	3.5	3.4	3.3	3.1	2.3	2.4	2.7	3.1	2.9
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	09/12	12/12	03/13	06/13	09/13	12/13	03/14	06/14	09/14	12/14	03/15	06/15
NON-ENERGY MINERALS	1.0	1.0	0.8	0.7	0.8	0.8	0.7	0.7	0.7	0.6	0.6	0.6
PRODUCER MANUFACTURING	7.6	7.6	7.8	7.9	8.2	8.5	8.4	8.1	7.7	7.8	7.7	7.6
ELECTRONIC TECHNOLOGY	12.1	11.3	10.1	9.7	9.9	9.7	9.6	10.0	10.3	10.2	10.1	10.0
CONSUMER DURABLES	1.2	1.3	1.3	1.4	1.6	1.6	1.6	1.6	1.5	1.6	1.6	1.6
ENERGY MINERALS	8.9	8.7	8.6	8.3	8.1	8.0	7.7	8.0	7.3	6.3	6.1	5.8
PROCESS INDUSTRIES	2.7	2.9	2.9	2.9	3.0	3.1	3.1	3.1	3.1	2.9	2.9	2.9
HEALTH TECHNOLOGY	9.8	10.1	10.4	10.4	10.6	10.7	11.0	11.0	11.6	11.7	12.2	12.2
CONSUMER NON-DURABLES	9.0	8.9	9.0	8.6	8.2	8.1	7.8	7.9	8.0	8.0	7.9	7.7
INDUSTRIAL SERVICES	2.2	2.2	2.2	2.1	2.3	2.2	2.3	2.5	2.1	1.7	1.6	1.6
COMMERCIAL SERVICES	0.9	0.9	0.9	0.9	0.9	0.9	0.8	0.8	0.9	0.9	0.9	0.9
TECHNOLOGY SERVICES	6.7	6.5	6.5	6.7	6.8	7.2	7.8	7.8	8.0	8.1	8.1	8.2
HEALTH SERVICES	2.1	2.1	2.1	2.3	2.3	2.3	2.3	2.3	2.3	2.5	2.9	3.1
CONSUMER SERVICES	6.2	6.4	6.5	6.7	6.8	6.8	6.5	6.5	6.3	6.4	6.5	6.8
RETAIL TRADE	6.4	6.6	6.6	6.7	6.8	6.7	6.3	6.0	6.2	6.6	7.0	6.9
TRANSPORTATION	1.7	1.6	1.7	1.8	1.8	2.0	2.0	2.0	2.1	2.2	2.1	2.0
UTILITIES	3.9	4.0	4.0	3.8	3.6	3.4	3.6	3.7	3.6	4.0	3.8	3.6
FINANCE	14.0	14.4	15.2	16.1	15.7	15.6	15.6	15.2	15.5	15.8	15.3	15.7
COMMUNICATIONS	3.5	3.4	3.3	3.1	2.7	2.6	2.9	2.8	2.9	2.7	2.7	2.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of June 30, 2015

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Minerals	0.0	0.6	0	0.2	0	1.2	-
Producer Manufacturing	8.5	7.6	0	7.1	+	8.1	0
Electronic Technology	8.3	10.0	-	10.9	-	7.4	0
Consumer Durables	2.7	1.6	+	1.8	0	2.2	0
Energy Minerals	3.9	5.8	-	0.2	++	10.8	--
Process Industries	3.9	2.9	+	3.8	0	2.5	+
Health Technology	**15.8**	**12.2**	++	**13.8**	+	**9.8**	++
Consumer Non-Durables	6.1	7.7	-	9.6	--	4.4	+
Industrial Services	0.0	1.6	-	0.3	0	3.0	--
Commercial Services	1.9	0.9	+	2.1	0	0.9	+
Technology Services	4.9	8.2	--	13.2	--	3.3	+
Health Services	3.1	3.1	0	4.5	-	1.9	+
Consumer Services	4.2	6.8	-	11.9	--	1.9	+
Retail Trade	9.2	6.9	+	10.3	-	3.0	++
Transportation	3.7	2.0	+	3.1	0	1.1	+
Utilities	4.6	3.6	+	0.6	++	6.7	-
Finance	**16.4**	**15.7**	**0**	**4.2**	++	**29.2**	--
Communications	2.9	2.7	0	2.5	0	2.5	0
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH IN INDEX OR STRATEGY		**90%**		**64%**		**67%**	

Sit Dividend Growth Fund
Foreign Securities Holding Summary
June 30, 2015

Security	Country of Origin	Total Cost ($000)	Market Value ($000)	% of Equity
MEDTRONIC PLC	IRELAND	32,915	32,558	3.1
AVAGO TECHNOLOGIES LTD	SINGAPORE	7,043	17,307	1.7
INVESCO LTD	BERMUDA	12,187	11,668	1.1
BCE INC	CANADA	9,281	8,732	0.8
SUNCOR ENERGY INC	CANADA	10,168	8,593	0.8
AGRIUM INC	CANADA	7,685	8,195	0.8
DELPHI AUTOMOTIVE PLC	GREAT BRITAIN	6,088	7,788	0.8
ACCENTURE PLC	IRELAND	5,704	7,730	0.7
TYCO INTERNATIONAL PLC	IRELAND	7,554	7,720	0.7
NIELSEN NV	NETHERLANDS	6,027	7,187	0.7
TEVA PHARMACEUTICAL-SP ADR	ISRAEL	7,121	6,909	0.7
LYONDELLBASELL INDUSTRIES	NETHERLANDS	5,877	6,335	0.6
ACE LTD	SWITZERLAND	4,360	5,183	0.5
VALIDUS HOLDINGS LTD	BERMUDA	4,185	4,935	0.5
TOTAL		$126,194	$140,840	13.6%

Components of Total Return



Sit Dividend Growth Fund
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
$281
$174



S&P 500
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
Dec '03
Dec '04
Dec '05
Dec '06
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11
Dec '12
Dec '13
Dec '14
$236
$186

Sit Dividend Cap Growth
Market Proxy is S&P 500 Index (a/c 225)

	June 30, 2015		March 31, 2015		December 31, 2014		September 30, 2014
Beta	0.94	Beta	0.95	Beta	0.95	Beta	0.93
R-Squared	0.98	R-Squared	0.98	R-Squared	0.98	R-Squared	0.98
Total Tracking Error (std. dev.)	2.38	Total Tracking Error (std. dev.)	2.34	Total Tracking Error (std. dev.)	2.27	Total Tracking Error (std. dev.)	2.28
Systematic Risk (variance)	2.43	Systematic Risk (variance)	1.95	Systematic Risk (variance)	1.91	Systematic Risk (variance)	1.98
Stock Specific Risk (variance)	3.22	Stock Specific Risk (variance)	3.52	Stock Specific Risk (variance)	3.25	Stock Specific Risk (variance)	3.21
Total Risk (variance)	5.65	Total Risk (variance)	5.47	Total Risk (variance)	5.17	Total Risk (variance)	5.19
Portfolio Absolute Risk	14.10	Portfolio Absolute Risk	14.87	Portfolio Absolute Risk	15.09	Portfolio Absolute Risk	15.32
Benchmark Absolute Risk	14.88	Benchmark Absolute Risk	15.51	Benchmark Absolute Risk	15.80	Benchmark Absolute Risk	16.25
Cash Level	0.53	Cash Level	0.50	Cash Level	0.15	Cash Level	1.46

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Exxon Mobil Corporation	0.48	Exxon Mobil Corporation	0.44	Apple Inc.	0.43	Apple Inc.	0.57
Apple Inc.	0.35	Apple Inc.	0.36	Exxon Mobil Corporation	0.43	Exxon Mobil Corporation	0.49
Facebook, Inc. Class A	0.32	Facebook, Inc. Class A	0.29	Bank of America Corporation	0.28	Bank of America Corporation	0.34
Wells Fargo & Company	0.30	Wells Fargo & Company	0.25	Wells Fargo & Company	0.27	Wells Fargo & Company	0.33
Bank of America Corporation	0.28	Bank of America Corporation	0.24	Facebook, Inc. Class A	0.24	General Electric Company	0.30

Definitions:

Beta - The regression coefficient of the portfolio's return with the market, based on statistical predictions for individual stocks.

R-Squared - The fraction of the portfolio's variance that can be explained by the benchmark.

Total Tracking Error - The standard deviation of the active return. It is the square root of the Total Risk.

Systematic Risk - The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model.

Stock Specific Risk - The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark.

Total Risk - The total of the risk forecasts (factor + stock specific) (annual %²), measuring the portfolio's absolute volatility.

Portfolio and Benchmark Absolute Risk - The total of the risk forecasts (factor + stock specific) versus cash.

IV. Investment Outlook and Strategy

Trends Toward "New Normal" have been in Place for Some Time

US CPI since 1900



12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Annual US CPI % chg, 7-year mvg avg
1900
1904
1908
1912
1916
1920
1924
1928
1932
1936
1940
1944
1948
1952
1956
1960
1964
1968
1972
1976
1980
1984
1988
1992
1996
2000
2004
2008
2012

Source: BofA Merrill Lynch Global Investment Strategy, Global Financial Data

US nominal GDP growth since 1900



14%
9%
4%
-2%
-7%
US nominal GDP growth, 7-year mvg avg
1900
1904
1908
1912
1916
1920
1924
1928
1932
1936
1940
1944
1948
1952
1956
1960
1964
1968
1972
1976
1980
1984
1988
1992
1996
2000
2004
2008
2012

Source: BofA Merrill Lynch Global Investment Strategy, Global Financial Data

Source: Bank of America/Merrill Lynch, February 22, 2015

Output Still Well Below Pre-Crisis Trend


Logarithm (base 1991=100)
A. United States
GDP
Pre-crisis trend
180
170
160
150
140
130
120
110
100
1991 93 95 97 99 01 03 05 07 09 11 13
Logarithm (base 1991=100)
B. Euro Area
GDP
Pre-crisis trend
180
170
160
150
140
130
120
110
100
1991 93 95 97 99 01 03 05 07 09 11 13

Source: ISI Group, October 2014

Aging Population Drag on Global Growth

Number of Potential Workers (15 – 64) per Person 65+ in Developed Countries


5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
2000
2010
2020
2030
2040
2050
Sources: US Census Bureau; ISI Group.

Working Age Population (15 – 64) in Developed Countries


5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
840
820
800
780
760
740
720
700
2000
2010
2020
2030
2040
2050
Annual Change in Millions (LHS)
Sources: US Census Bureau ;ISI Group.

Population Change by Age Group in Less Developed Countries


Percent
35
30
25
20
15
10
5
0
2000
2010
2020
2030
2040
2050
Young
Old
Sources: US Census Bureau; ISI Group.

Projected Population Change by Age Group in Less Developed Countries


Millions
180
160
140
120
100
80
60
40
20
0
0-9
10-19
20-29
30-39
40-49
50-59
60-69
70-79
80+
2010-2020
2020-2030

Source: U.S. Census Bureau and Evercore ISI, January 2015

Global Debt has Surged in Recent Years; Credit Growing at Slower Pace this Cycle



What Deleveraging?
%
210
200
190
180
170
WORLD TOTAL DEBT EXCLUDING FINANCIALS
(PERCENT OF GDP)
© BCA Research 2015
2002
2004
2006
2008
2010
2012
SOURCE: GENEVA REPORT ON THE WORLD ECONOMY, SEPTEMBER 2014.



Global Credit
Ann% Chg
8
6
4
2
GLOBAL*
REAL** NON-FINANCIAL
PRIVATE CREDIT
Mean = 5.3%
© BCA Research 2014
2000
02
04
06
08
10
12
14
* GDP-WEIGHTED AVERAGE OF EURO AREA, U.S. AND CHINA.
** DEFLATED BY HEADLINE CONSUMER PRICES.

Source: BCA Research, December 18, 2014 and October 3, 2014

Global Growth Dependent on Emerging Markets, but Fundamentals are Deteriorating



SHARE OF WORLD GDP AT PPP*:
ADVANCED ECONOMIES
EMERGING ECONOMIES
ANALYTICS
60
50
40
SHARE OF WORLD GDP AT PPP*:
U.S.
EMU
CHINA
JAPAN
%
20
15
10
5
© BCA Research 2015
1980 1985 1990 1995 2000 2005 2010 2015
*SOURCE: IMF



% of GDP
CORORATE AND HOUSEHOLD DEBT*
AS A % OF GDP:
EMERGING MARKETS EXCLUDING CHINA (LS)
CHINA (RS)
100
90
80
70
200
180
160
140
Ann% Chg
EMERGING MARKETS
EPS** IN LOCAL CURRENCY
60
40
20
0
-20
-40
US$ Bn
EMERGING MARKETS:
NET PORTFOLIO INFLOWS***
200
100
0
-100
ANALYTICS
© BCA Research 2015
2006 2008 2010 2012 2014 2016
*INCLUDES 15 EMERGING ECONOMIES; SOURCE: BIS AND IMF
**CALCULATED AS STOCK PRICES IN LOCAL CURRENCY TERMS DIVIDED BY P/E RATIO
***INCLUDES 16 EMERGING ECONOMIES EXCLUDING CHINA, KOREA AND TAIWAN, SHOWN AS A 4-QUARTER MOVING TOTAL

Source: BCA Research, June 29, 2015

Financial Obligation and Debt Services Ratios at Historically Low Levels


Household Debt Service and Financial Obligations Ratios
Quarterly 3/31/1980 - 3/31/2014
Includes vehicle leases, rent, insurance, property taxes
Financial Obligations Ratio
3/31/2014 = 15.42%
Still historically low
Source: All data from Federal Reserve Board
18.10
17.63
15.62
15.09
Debt Service Ratio
3/31/2014 = 9.94%
Minimum Debt Service Payment
on Mortgage Debt and Consumer Credit
as a % of Disposable Personal Income
Mean = 11.42%
13.18
12.08
10.37
10.25
(E0509)
1980
1985
1990
1995
2000
2005
2010

Source: www.ndr.com / Canaccord Genuity

Past performance does not predict future results

Source: Canaccord Genuity, October 6, 2014

Deleveraging no Longer a Drag, as U.S. Consumer Debt Slowly Increasing


U.S. Consumer Debt
% U.S. Nominal Disposable Personal Income
2014:3Q 107.7%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
40%
1970 1975 1980 1985 1990 1995 2000 2005 2010


U.S. CONSUMER DEBT
Y/Y Ch. 2014:3Q $247.6
1500
1000
500
0
-500
98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14

Source: Evercore ISI, January 12, 2015

Recent U.S. Dollar Move Not Without Precedent


US real broad trade-weighted dollar
130
125
120
115
110
105
100
95
90
85
80
1973
1978
1983
1988
1993
1998
2003
2008
2013
Source: FRB

Source: ISI Group, March 16, 2015

Non-Dividend Paying Names have Outperformed Since 2012


1.25
1.20
1.15
1.10
1.05
1.00
0.95
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Non Dividend Payers / Payers

Source: Evercore ISI, April 2015

44 Months Without a 10% Market Correction


BUS. DAY
DURATION OF S&P 500 BULL MARKETS
WITHOUT A 10% CORRECTION SINCE 1932*
1800
1600
1400
1200
1000
800
600
400
200
OCT 90 - OCT 97
MAR 03 - OCT 07
OCT 11 - PRESENT
OCT 62 - FEB 66
JUL 84 - AUG 87
SEP 53 - SEP 55
MAR 35 - MAR 37
NOV 43 - MAY 46
JUL 50 - JAN 53
DEC 87 - JAN 90
APR 42 - JUL 43
MAR 78 - OCT 79
AUG 82 - OCT 83
OCT 60 - DEC 61
NOV 71 - JAN 73
MAR 09 - APR 10
SEP 75 - SEP 76
OCT 66 - SEP 67
MAY 70 - APR 71
MAR 33 - JUL 33
JUN 32 - SEP 32
© BCA Research 2015
* BASED ON DAILY CLOSING PRICES.

Source: BCA Research, June 12, 2015

As Fed inches Toward Exit, Volatility Picking Up



CBOE SPX Volatility
(Equities)
70
60
50
40
30
20
10
0
'92
'94
'96
'98
'00
'02
'04
'06
'08
'10
'12
'14
16



Merrill Lynch Option Volatility
(Bonds)
250
200
150
100
50
0
'92
'94
'96
'98
'00
'02
'04
'06
'08
'10
'12
'14
86



J.P. Morgan Global FX Volatility
(FX)
30
25
20
15
10
5
0
'92
'94
'96
'98
'00
'02
'04
'06
'08
'10
'12
'14
11

Source: Strategas Research Partners, March 16, 2015

Strong U.S. Corporate Balance Sheets, Profit Margins at All-Time Highs



S&P non-financials cash
1,400
1,200
1,000
800
600
400
200
0
14%
12%
10%
8%
6%
4%
2%
1982
1984
1985
1987
1988
1990
1991
1992
1994
1995
1997
1998
1999
2001
2002
2004
2005
2007
2008
2009
2011
2012
2014
Cash of S&P 500 ex. Financials ($bn, lhs)
Cash / Mkt Cap (rhs)



S&P non-financials net debt/market cap
60%
50%
40%
30%
20%
10%
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
Recession
Net Debt / Mkt Cap (S&P 500 ex. Financials)

S&P 500 Profit Margin



%
9
8
7
6
5
4
© BCA Research 2014
1960
1970
1980
1990
2000
2010

Source: Deutsche Bank Research, September 8, 2014 and BCA Research, September 15, 2014

U.S. Companies Should Deploy Excess Cash



1,200
1,000
800
600
400
200
0
1982 1984 1985 1986 1987 1988 1989 1991 1992 1993 1994 1995 1996 1998 1999 2000 2001 2002 2003 2005 2006 2007 2008 2009 2010 2012
Recession
Cash of S&P 500 ex Financials ($bn)

Source: Company Financial Reports, Compustat, Deutsche Bank Markets Research

Over 30% of S&P Now Yields More than Treasuries


% of S&P 500 Stocks with Dividend Yields Greater than the 10-Year U.S. Treasury Yield
60%
50%
40%
30%
20%
10%
0%
36%
'90
'92
'94
'96
'98
'00
'02
'04
'06
'08
'10
'12
'14

Source: Strategas Research Partners, January 2, 2015

Relative Valuation of High Dividend Growth vs. High Dividend Yield



Relative Valuation: High DPS Growth vs. High Dividend Yield (based on median forward P/E of top decile)
100%
80%
60%
40%
20%
0%
-20%
-40%
Dividend Growth More Expensive
Avg = 19%
Dividend Yield More Expensive
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14

Relative valuation: High Dividend Growth vs. High Dividend Yield (based on median forward P/E of top decile), 1990-11/2014
Source: Compustat, BofA Merrill Lynch US Equity & US Quant Strategy

Company	Sector	'15 P/E
PNC Financial Services Group, Inc.	Finance	12x
Macy's Inc	Retail Trade	13x
Apple Inc.	Electronic Technology	14x
Medtronic, Inc.	Health Technology	17x
Honeywell International Inc.	Producer Manufacturing	16x
	Average:	14x

Company	Sector	'15 P/E
Altria Group, Inc.	Consumer Non-Durables	20x
Simon Property Group, Inc.	REIT	20x *
Kraft Foods Group, Inc.	Consumer Non-Durables	20x
Xcel Energy Inc.	Utilities	18x
McDonald's Corporation	Consumer Services	17x
	Average:	19x

*Price/Funds From Operations (FFO) multiple

Source: Bank of America/Merrill Lynch, December 31, 2014 and Sit Investment Associates, January 21, 2015

Dividend Payout Bottoming



Dividend Yield
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010
Recession
S&P 500 Dividend Yield



Dividend Payout
160%
140%
120%
100%
80%
60%
40%
20%
0%
1900-50 avg. = 67%
1950 -90 avg. = 50%
1990 - now avg. = 37%
1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010
Recession
Dividend Payout Ratio of S&P 500

Source: Deutsche Bank Research, November 7, 2014

Equities as an Inflation Hedge: Dividends have Grown much Faster than Inflation


S&P 500 TTM Dividends Per Share
vs. U.S. Inflation
(Indexed to 100 on 12/31/46)
6100
5100
4100
3100
2100
1100
100
'46
'53
'60
'67
'74
'81
'88
'95
'02
'09
S&P 500
Div per Share
+50 Fold
'03 Tax Cut on
Dividends & Cap Gains
Inflation
+11 Fold


S&P 500 Dividend Yield minus
10-Year U.S. Treasury Yield (Basis Points)
200
0
-200
-400
-600
-800
-1000
'60
'65
'70
'75
'80
'85
'90
'95
'00
'05
'10
-47
-335

Source: Strategas Research Partners, October 1, 2014

V. Biographies and Disclosures

Equity Team Biographies



Roger J. Sit

CEO and Global Chief Investment Officer
25 years investment experience

1998 - Present	Sit Investment Associates, Inc.
1991 - 1998	Goldman Sachs & Co., Vice President
1984 - 1990	Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Ronald D. Sit, CFA

Vice President, Research and Investment Management
Sectors: Retail and Consumer
31 years investment experience

1984 - Present	Sit Investment Associates, Inc.
1981 - 1982	Gelco Corporation, Treasury Assistant
1977	Piper Jaffray, Research Assistant

Northwestern University, MM (1984); BA (1981)

rds@sitinvest.com



Denise A. Anderson, Ph.D.

Vice President - Research and Investment Management
Sector: Healthcare
17 years investment experience

2008 - Present	Sit Investment Associates, Inc.
2000 - 2008	Bank Julius Baer, First Vice President
1998 - 2000	Bank Sarasin, Chem. and Pharm. Analyst/V.P.
1992 - 1998	Roche Holding Company, Director/Scientist
1989 - 1991	BASF, Senior Scientist

Duke University, MBA (1997)
The Johns Hopkins University, Ph.D. (1989)
University of Minnesota, BA (1983)

daa@sitinvest.com



Kent L. Johnson, CFA

Senior Vice President, Research and Investment Mgmt.
Sectors: Financials and Capital Goods
22 years investment experience

1989 - Present	Sit Investment Associates, Inc.

University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)

klj@sitinvest.com



David A. Brown, CFA

Vice President, Research and Investment Management, and Director of Client Services
Sectors: Consumer and Accounting
20 years investment experience

1997 - Present	Sit Investment Associates, Inc.
1986 - 1997	KPMG Peat Marwick LLP, Director, Financial Services - Corp. Finance Practice

University of North Dakota, BBA (1986)

dab@sitinvest.com



John M. Bernstein

Vice President - Research and Investment Management
Sector: Financials
22 years investment experience

1995 - Present	Sit Investment Associates, Inc.
1993 - 1994	Exponential Partners, Analyst

University of Minnesota, MBA (1992)
Carleton College, BA (1986)

jmb@sitinvest.com

Equity Team Biographies



Joseph R. Eshoo

Vice President, Research and Investment Management
Sectors: Technology and Telecommunications
20 years investment experience

2008 - Present	Sit Investment Associates, Inc.
2005 - 2007	HighMark Capital, V.P./Senior Tech Analyst
2003 - 2005	Zacks Investment Research, Senior Analyst
2002 - 2003	Rodman & Renshaw, Senior V.P.
1997 - 2001	A.G. Edwards & Sons, Senior Analyst
1995 - 1996	SEI Corporation, Senior Research Consultant
1982 - 1992	Northrup, EW Design Manager

University of Chicago, MBA (1991)
Northwestern University, MEM (1988)
Marquette University, BSEE (1982)

jre@sitinvest.com



Michael T. Manns

Vice President, Research and Investment Management
Sector: Healthcare
28 years investment experience

2014 - Present	Sit Investment Associates, Inc.
2009 - 2014	Bloomberg Industries, Sr. Equity Analyst
2006 - 2008	Lehman Brothers, Managing Director
2004 - 2006	Engeman Asset Management, Senior V.P.
1994 - 2004	American Express Financial Advisors, V.P.
1990 - 1994	Boatmen's Trust Company, V.P.
1988 - 1990	Banc One Asset Management, Research Analyst

The Wharton School - Univ. of Pennsylvania, MBA (1987)
University of Dayton, BA (1978)

mtm@sitinvest.com



Tasha M. Murdoff

Vice President, Research and Investment Management
Regions: Europe, Japan, Emerging Markets
15 years investment experience

1995 - Present	Sit Investment Associates, Inc.

University of St. Thomas, MBA (2002)
Augsburg College, BA (1997)

tmm@sitinvest.com



Mark A. Pepper

Vice President, Research and Investment Management
Region: Europe
16 years investment experience

2008 - Present	Sit Investment Associates, Inc., V.P.
2007 - 2008	OFI Institutional Asset Management
2002 - 2007	Sit Investment Associates, Inc.
1996 - 1999	Goldman Sachs & Co., Financial Analyst

Harvard Business School, MBA (2001)
Bryant College, BS (1995)

map@sitinvest.com



Raymond E. Sit

Vice President, Research and Investment Management
Regions: Asia and Emerging Markets
23 years investment experience

1992 - Present	Sit Investment Associates, Inc.
1988 - 1992	Tecolote Research, Inc., Cost Analyst

Pepperdine University, MBA (1990)
University of Minnesota, BS (1987)

res@sitinvest.com



Robert W. Sit, CFA

Vice President, Research and Investment Management
Sectors: Technology and Energy
24 years investment experience

1991 - Present	Sit Investment Associates, Inc.

Northwestern University, MBA (2002)
DePauw University, BA (1991)

rws@sitinvest.com

Equity Team Biographies



Michael J. Stellmacher, CFA

Vice President, Research and Investment Management
Sectors: Energy and Materials
24 years investment experience

2001 - Present	Sit Investment Associates, Inc.
1987 - 2000	The Pillsbury Company, Mgr. Benefits Invest.
1984 - 1987	Tri/Valley Growers, Mgr. - Econ. Research
1979 - 1983	U.S. Department of Agriculture, Economist

University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin, BS (1977)

mjs@sitinvest.com



Stacey M. Curme

Equity Trader and Equity Research Analyst
Sectors: Generalist
18 years investment experience

1993 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (2001), BS (1993)

smc@sitinvest.com



Ningning Tang, CFA

Equity Research Analyst
Region: Greater China
11 years investment experience

2007 - Present	Sit Investment Associates, Inc.
2005 - 2007	Craig - Hallum Capital Group LLC, Associate Equity Analyst
2004 - 2005	Peregrine Capital Management, Intern
1993 - 1998	Prima Pacific Inc., Analyst

University of St. Thomas, MBA (2004)
Beijing Second Institute of Foreign Languages, BA (1992)

nt@sitinvest.com



Bradley W. Meyer

Equity Trader and Equity Research Associate
Quantitative Analysis
Sectors: Generalist
12 years investment experience

2001 - Present	Sit Investment Associates, Inc.
2000 - 2001	Investment Advisers, Inc., Investment Accountant

University of Minnesota, MBA (2008)
Gustavus Adolphus College, BA (1998)

bwm@sitinvest.com



Lee J. Feltman, CFA

Equity Research Associate
Quantitative Analysis
Sectors: Generalist
8 years investment experience

2007 - Present Sit Investment Associates, Inc.

University of Minnesota, BS (2009)

ljf@sitinvest.com



Nicholas D. Tich

Equity Research Associate
Quantitative Analysis
7 years investment experience

2005 - Present Sit Investment Associates, Inc.

University of St. Thomas, BS (2008)

ndt@sitinvest.com

Equity Team Biographies



Samuel K. V. Krawczyk

Equity Research Assistant
Quantitative Analysis
Sectors: Capital Goods and Consumer
1 year investment experience

2014 - Present Sit Investment Associates, Inc.

Northwestern University, BS (2012)

skk@sitinvest.com



Eric M. Manthe

Equity Research Associate
Quantitative Analysis
4 years investment experience

2004 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (2010)
St. Cloud State University, BS (2003)

emm@sitinvest.com



Peter L. Mitchelson, CFA

Consultant
47 years investment experience

2008 - Present	Sit Investment Associates, Inc.
1981 - 2008	Sit Investment Associates, Inc., Vice Chairman
1978 - 1981	IDS Advisory, Senior Vice President
1968 - 1978	McLean, Budden Limited, Montreal

Harvard Business School, MBA (1966)
University of Toronto, BComm (1964)

plm@sitinvest.com



Scott A. Spalding, CFA

Institutional Marketing

2006 - Present	Sit Investment Associates, Inc.
1999 - 2006	FAF Advisors, Inc., Director, Consultant Relations
1994 - 1999	Piper Jaffray, Marketing and Sales

Winona State University, BS (1994)

sas@sitinvest.com

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.

Disclosure Page

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time and therefore, so may the investment decisions of Sit Mutual Funds. Please read the prospectus carefully before you invest.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. The **Russell 1000 Growth Index** is an unmanaged index of the 1000 largest companies by market capitalization (out of the Russell 3000 index) with higher price-to-book ratios and higher forecasted growth values. The **Russell 1000 Value Index** is an unmanaged index of the 1000 largest companies by market capitalization (out of the Russell 3000 Index) with lower price-to-book ratios and lower forecasted growth values. It is not possible to invest directly in an index.

Performance noted as "gross returns" or "gross of fees" includes changes in share price as well as reinvested dividends and capital gains, but does not include the effects of any management fees or the impact of taxes on the sale of shares; these effects would decrease the gross returns shown. The gross returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their purchase. If imposed, the fee would reduce the performance quoted.

The returns include changes in share prices as well as the reinvestment of all income and capital gains (unless noted as "gross returns" or "gross of fees" as described above). Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for the most recent month-end data at www.sitfunds.com or 800-332-5580. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of shares. Management fees and administrative fees are included in the Fund's performance unless noted as "gross returns"). Returns for periods greater than one year are compounded average annual rates of return.

Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition.

Active Share is a measure of the proportion of holdings in a portfolio that differ from the portfolio's benchmark index.

See performance figures on page 15 for 1-, 3-, 5-, 10-year and since inception returns for the Sit Dividend Growth Fund.

Morningstar, Inc. The Morningstar information contained herein is proprietary to Morningstar and / or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.